FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Cosan S.A. Indústria e Comércio Condensed Consolidated Financial Statements for the six-month periods ended September 30, 2010 and 2009 (U.S. GAAP)
2.	Cosan Limited Condensed Consolidated Financial Statements for the six-month periods ended September 30, 2010 and 2009 (U.S. GAAP)
3.	Free translation of Cosan S.A. Indústria e Comércio Unconsolidated and Consolidated Quarterly Financial Information as of September 30, 2010 (Brazilian GAAP)

Item 1

Cosan S.A. Indústria e Comércio

Condensed Consolidated Financial Statements

For the six-month periods ended September 30, 2010 and 2009

COSAN S.A. INDÚSTRIA E COMÉRCIO

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

We have reviewed the condensed consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of September 30, 2010, the related condensed consolidated statements of operations and cash flows for the six-month periods ended September 30, 2010 and 2009 and the condensed consolidated statement of shareholders’ equity and comprehensive income for the six-month period ended September 30, 2010. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan S.A. Indústria e Comércio and subsidiaries as of March 31, 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated June 10, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2010, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil
November 10, 2010

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated balance sheets
September 30, 2010 and March 31, 2010
(In thousands of U.S. dollars, except share data)

	(Unaudited) September 30,	March 31,
	2010	2010
Assets
Current assets:
Cash and cash equivalents	583,383	605,483
Restricted cash	44,829	25,251
Derivative financial instruments	97,970	129,456
Trade accounts receivable, less allowances: September 30, 2010 – $32,905; March 31, 2010 – $32,144	448,608	430,328
Inventories	1,144,383	587,720
Advances to suppliers	173,462	132,258
Recoverable taxes	255,550	184,090
Other current assets	33,394	48,303
	2,781,579	2,142,889

Non-current assets:
Property, plant, and equipment, net	4,329,905	3,997,815
Goodwill	1,407,240	1,289,625
Intangible assets, net	591,144	600,573
Accounts receivable from federal government	200,231	187,385
Judicial deposits	102,491	94,083
Other non-current assets	504,177	423,447
	7,135,188	6,592,928

Total assets	9,916,767	8,735,817

2

	(Unaudited) September 30,	March 31,
	2010	2010
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	491,139	319,707
Taxes payable	141,160	121,203
Salaries payable	133,095	79,497
Current portion of long-term debt	620,248	445,593
Derivative financial instruments	56,737	43,067
Dividends payable	4,154	65,451
Other current liabilities	157,865	111,971
	1,604,398	1,186,489

Long-term liabilities:
Long-term debt	3,093,770	2,842,953
Estimated liability for legal proceedings and labor claims	326,708	294,605
Taxes payable	410,332	381,805
Deferred income taxes	443,115	408,832
Other long-term liabilities	162,171	154,728
	4,436,096	4,082,923
Shareholders’ equity
Cosan shareholders’ equity:
Common stock, no par value. Authorized 407,101,853 shares; issued and outstanding 407,101,853 as of September 30, 2010 and 406,560,317 shares as of March 31, 2010	2,425,641	2,420,018
Treasury stock	(1,979)	(1,979)
Additional paid-in capital	504,888	390,600
Accumulated other comprehensive income	446,446	343,136
Retained earnings	348,585	281,238
Equity attributable to shareholders of Cosan	3,723,581	3,433,013
Equity attributable to noncontrolling interests	152,692	33,392
Total shareholders’ equity	3,876,273	3,466,405
Total liabilities and shareholders' equity	9,916,767	8,735,817

See accompanying notes to condensed consolidated financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of operations
Six-month period ended September 30, 2010 and 2009
(In thousands of U.S. dollars, except share and per-share data)
(Unaudited)

	September 30,	September 30,
	2010	2009
Net sales	4,929,362	3,635,926
Cost of goods sold	(4,297,575)	(3,215,304)
Gross profit	631,787	420,622
Selling expenses	(273,954)	(217,156)
General and administrative expenses	(147,010)	(70,204)
Operating income	210,823	133,262
Other income (expenses):
Financial income, net	2,439	268,535
Other expenses	(21,536)	(7,007)
Income before income taxes and equity loss of affiliates	191,726	394,790
Income taxes expense	(71,142)	(125,959)
Income before equity loss of affiliates	120,584	268,831
Equity loss of affiliates	(1,591)	(1,698)

Net income	118,993	267,133
Less net (loss) income attributable to noncontrolling interests	(4,167)	3,429
Net income attributable to Cosan	114,826	270,562

Per-share amounts attributable to Cosan
Net income
Basic	0.28	0.77
Diluted	0.28	0.76

Weighted number of shares outstanding
Basic	406,722,592	353,351,384
Diluted *	407,214,310	358,195,397

* Adjusted for the effect of dilutive stock options

See accompanying notes to condensed consolidated financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of shareholders’ equity and comprehensive income
Six-month period ended September 30, 2010
(In thousands of U.S. dollars, except share data)
(Unaudited)

							Accumulated
	Common stock		Treasury stock		Additional		other	Non	Total
					paid-in	Retained	comprehensive	controlling	shareholders’
	shares	amount	shares	amount	capital	earnings	income	interest	equity

Balances at March 31, 2010	406,560,317	2,420,018	343,139	(1,979)	390,600	281,238	343,136	33,392	3,466,405

Exercise of stock options	541,476	5,622	-	-	(3,738)	-	-	-	1,884
Exercise of common stock warrants	60	1	-	-	-	-	-	-	1
Issuance of common shares of Rumo to non controlling interest	-	-	-	-	117,543	-	-	110,247	227,790
Share based compensation	-	-	-	-	483	-	-	-	483
Dividends	-	-	-	-	-	(47,479)	-	-	(47,479)
Net income	-	-	-	-	-	114,826	-	4,167	118,993
Effective portion of gains/losses on derivative instrument that qualifies as a cash flow hedge	-	-	-	-	-	-	(75,408)	-	(75,408)
Pension Plan	-	-	-	-	-	-	(1,031)	-	(1,031)
Currency translation adjustment	-	-	-	-	-	-	179,749	4,886	184,635
Total comprehensive income									227,189

Balances at September 30, 2010	407,101,853	2,425,641	343,139	(1,979)	504,888	348,585	446,446	152,692	3,876,273

See accompanying notes to condensed consolidated financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Condensed consolidated statements of cash flows
Six-month period ended September 30, 2010 and 2009
(In thousands of U.S. dollars)
(Unaudited)

	September 30,	September 30,
	2010	2009
Cash flows from operating activities
Net income for the year attributable to Cosan	114,826	270,562
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	347,460	205,371
Deferred income taxes	37,607	125,959
Interest, monetary and exchange variation	67,925	(206,095)
Others	26,061	(38,641)

Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	(71)	48,076
Inventories	(419,270)	(90,194)
Advances to suppliers	(35,254)	(31,518)
Trade accounts payable	155,051	54,393
Derivative financial instruments	(40,086)	41,622
Taxes payable	3,075	(58,948)
Other assets and liabilities, net	10,309	16,980
Net cash provided by operating activities	267,633	337,567

Cash flows from investing activities:
Restricted cash	(44,829)	(77,485)
Cash received from sales of noncurrent assets	10,569	67,027
Acquisition of investment	(9,720)	-
Acquisition of property, plant and equipment	(589,844)	(438,509)
Acquisitions, net of cash acquired	-	23,903
Others	-	(7,383)
Net cash used in investing activities	(633,824)	(432,447)

Cash flows from financing activities:
Related parties	-	(256,896)
Proceeds from issuance of common stock	229,743	707
Additions of long-term debt	671,865	685,371
Dividends payments	(113,897)	-
Payments of long-term debt	(464,153)	(250,652)
Net cash provided by financing activities	323,558	178,530
Effect of exchange rate changes on cash and
cash equivalents	20,533	139,157
Net increase (decrease) in cash and cash equivalents	(22,100)	222,807
Cash and cash equivalents at beginning of period	605,483	310,710
Cash and cash equivalents at end of period	583,383	533,517

Supplemental cash flow information
Cash paid during the period for:
Interest	119,399	77,584
Income taxes	10,423	20,431

See accompanying notes to condensed consolidated financial statements.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations

Cosan S.A. Indústria e Comércio and subsidiaries (“Cosan” or “the Company”) is incorporated under the laws of the Federative Republic of Brazil. Cosan shares are traded on the São Paulo Stock Exchange (Bovespa).

Cosan Limited, a company incorporated in Bermuda, is the controlling shareholder of Cosan holding a 62.19% interest therein as of September 30, 2010 (62.27% as of March 31, 2010). The class “A” common shares of Cosan Limited are traded in the New York Stock Exchange (NYSE) and Bovespa.

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, the marketing and distribution of fuel and lubricants in Brazil, and logistics services in the state of São Paulo, Brazil.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell (“Shell”), had reached a non-binding memorandum of understanding (“MOU”) to form a joint venture for a combined 50/50 investment. On August 25, 2010 the Company announced the conclusion of the negotiations with Shell and signed a binding MOU along with other arrangements. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil. Shell will also make a fixed cash contribution in the amount of $1.6 billion over a 2 year period. The sugar logistics and distribution of lubricants business along with the investment in Radar Propriedades Agrícolas S.A. will not be contributed to the joint venture. The closing of this transaction is expected for the first semester of 2011. During the six-month period ended September 30, 2010, this association did not generate any accounting records.

On July 2, 2010, the indirect subsidiary Novo Rumo Logística S.A. (“Novo Rumo”), entered into a Subscription Agreement with TPG Participações and GIF LOG Participações S.A. (“Investors”) whereby the investors would acquire a 25% equity interest of Rumo Logistica S.A. (“Rumo”), a subsidiary of Novo Rumo. On September 2, 2010, the subscription took place through a capital increase in the amount of $227,790, paid in equal portions by the Investors and the issuance of shares by Rumo. Before the payment the Company held, directly and indirectly, an equity interest of 92.9% in Novo Rumo, which, in turn, held an equity interest of 99.9% in Rumo Logistica S.A. After the contribution, Novo Rumo now holds 75.0% of Rumo’s equity and each of the Investors hold a 12.5% interest. This transaction was treated as an equity transaction.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements

a. Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the six-month period ended September 30, 2010, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan and its subsidiaries. All significant intercompany transactions have been eliminated.

These condensed consolidated financial statements should be read in conjunction with Cosan`s annual consolidated financial statements for the fiscal year ended March 31, 2010.

The accounts of Cosan and its subsidiaries are maintained in Brazilian reais, which is the functional currency.  The accounts have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830, “Foreign Currency Matters”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.69=US$ 1.00 at September 30, 2010 and R$1.78=US$1.00 at March 31, 2010.

b. Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

c. New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

d. Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing ASC 815, Accounting for Derivative Instruments and Hedging Activities, as amended. As part of Cosan’s risk management program, it uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Beginning April 1, 2010, Cosan recognized a portion of its derivative instruments as cash flow hedge transactions.  The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense or other comprehensive income when designated as a cash flow hedge. See note 14 for further detail.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Inventories

	September 30, 2010	March 31, 2010
Finished goods:
Sugar	336,156	52,561
Ethanol	350,111	31,573
Lubricants and fuel (Gasoline, Diesel and Ethanol)	159,387	149,613
	845,654	233,747

Annual maintenance cost of growing crops	184,188	243,709
Supplies and others	114,541	110,264
	1,144,383	587,720

4.	Taxes payable

	September 30, 2010	March 31, 2010

ICMS – State VAT	36,109	27,623
IPI	13,705	3,582
INSS	17,671	13,414
PIS	4,219	4,564
COFINS	19,475	18,010
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09	389,424	373,650
Income Tax and Social Contribution	54,144	50,471
Others	16,745	11,694
	551,492	503,008
Current liabilities	(141,160)	(121,203)
Long-term liabilities	410,332	381,805

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt

The Company’s debt is summarized as follows:

	Index	Average annual interest rate	September 30, 2010	March 31, 2010
Resolution No. 2471 (PESA)	IGP-M	3.9%	334,331	295,291
Senior notes due 2014	US Dollar	9.5%	354,803	354,433
Senior notes due 2017	US Dollar	7.0%	404,589	404,589
Perpetual notes	US Dollar	8.3%	455,303	455,304
BNDES	TJLP	3.6%	792,633	520,068
Credit notes	DI	2.4%	185,828	212,660
Credit notes	US Dollar	6.2%	102,674	102,656
Export Pre-payments	US Dollar+Libor	6.3%	495,763	547,230
ACC – Export pre-payments	US Dollar	1.3%	225,788	103,416
Others	Various	Various	362,306	292,899
			3,714,018	3,288,546
Current portion			(620,248)	(445,593)
Long-term debt			3,093,770	2,842,953

Long-term debt has the following scheduled maturities:

2012	448,595
2013	383,245
2014	529,765
2015	101,509
2016 and thereafter	1,630,656
3,093,770

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan as of September 30, 2010 and March 31, 2010 amounted to $152,331 and $133,039, respectively, and are classified as other non-current assets.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued $400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan, and its subsidiary, Cosan Açúcar e Álcool.

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued $350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February of 2010.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan and by Cosan S.A. Açúcar e Álcool.

Export Pre-payment Notes

During the third quarter of 2009, the Company obtained funds from export pre-payment notes for the total amount of $530,000. The export pre-payment notes are due from 2012 through 2014, and bear interest of Libor plus 6.2%.

BNDES

Refers to the financing of cogeneration and logistics projects as well as the financing of the Jataí and Caarapó greenfields (sugar and ethanol mills). The BNDES financing is due from 2012 through 2025.

Credit Notes

The Company executed several credit note agreements with several financial institutions during 2010 which will be paid through export operations during 2012. The credit notes bear interest at rates between 2.1% and 6.2% per annum, payable semi-annually.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness.

At September 30, 2010, Cosan was in compliance with its debt covenants.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties

Assets and liabilities with related parties are summarized as follows:

	Assets
	September 30, 2010	March 31, 2010

Rezende Barbosa S.A. Administração e Participações	50,410	48,889
Vertical UK LLP	7,729	8,403
Others	332	2,377
	58,471	59,669
Current (*)	(12,523)	(13,958)
Noncurrent (*)	45,948	45,711

	Liabilities
	September 30, 2010	March 31, 2010

Rezende Barbosa S.A. Administração e Participações	35,281	-
Logispot Armazéns Gerais S.A.	2,212	6,313
Others	1,440	1,781
	38,933	8,094
Current (*)	(38,933)	(8,094)
Noncurrent	-	-

(*) included in other current and non-current assets or liabilities

The receivable of $50,410 ($48,889 as of March 31, 2010) with Rezende Barbosa S.A. Administração e Participações is related to credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The amount receivable from the affiliate Vertical UK LLP, refers to ethanol trading, with an average maturity date of 30 days.

The payable of $35,281 with Rezende Barbosa S.A. Administração e Participações is related to the purchase of sugar cane. This amount is presented offset of credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The payable to Logispot is related to the remaining payment in connection with the interest acquired.

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties (Continued)

Cosan conducts some of its operations through various ventures and other partnership forms which are principally accounted for using the equity method.  The condensed consolidated income statement includes the following amounts resulting from transactions with related parties:

	September 30, 2010	September 30, 2009
Transactions involving assets
Sale of products and services to associates	69,173	73,349
Cash received due to the sale of products, services, and other assets	(73,244)	(84,757)
Receivables added through acquisition of Cosan Alimentos	-	70,379

Transactions involving liabilities
Purchase of sugar cane from associates	138,740	-
Payments to associates	(109,635)	(3,507)
Financial income	-	(39,202)
Payment to Cosan Limited	-	(175,307)

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated. Those operations are also carried out at prices and under conditions similar to those existing in the market.

At September 30 and March 31, 2010, Cosan S.A. and its subsidiaries were lessees of approximately 68,000 hectares (unaudited) of affiliated companies’ land and land of its related party Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. Additionally, Cosan and its subsidiary Cosan S.A. Açucar e Álcool purchased a total of 4,891  thousands of tons of sugar cane (unaudited) from Rezende Barbosa during the six-month period ended September 30, 2010. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

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COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments

	September 30, 2010	March 31, 2010
Tax contingencies	190,302	173,924
Civil and labor contingencies	136,406	120,681
	326,708	294,605

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no significant effect compared to the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheet, amounting to $102,491 at September 30, 2010 ($94,083 at March 31, 2010) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

The major tax contingencies as of September 30, 2010 and March 31, 2010 are described as follows:

	September 30, 2010	March 31, 2010
Compensation with Finsocial	105,146	97,114
ICMS credits	45,894	33,824
PIS and Cofins	12,864	11,910
IPI – Federal VAT	4,917	4,692
Other	21,481	26,384
	190,302	173,924

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at March 31, 2010	294,605
Provision	6,902
Settlements	(10,013)
Accrued interest	20,050
Foreign currency translation	15,164
Balance at September 30, 2010	326,708

16

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of unfavorable outcomes rated as possible. These claims are broken down as follows:

	September 30, 2010	March 31, 2010
Withholding Income Tax	111,725	102,652
ICMS – State VAT	276,281	180,988
IPI - Federal Value-added tax	263,592	246,190
PIS and COFINS	86,752	80,604
Civil and labor	355,232	275,403
Other	79,433	69,842
	1,173,015	955,679

8.	Accounts receivable from Federal Government

The subsidiary Cosan Açúcar e Álcool has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations in 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment continues to be negotiated with the government.

At September 30, 2010, the receivable and corresponding lawyers’ fees totaled US$200,231 and US$24,028 (US$187,385 and US$22,486 at March 31, 2010), respectively.

17

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

9.	Financial income and expenses, net

	Six-month period ended
	September 30, 2010	September 30, 2009
Financial expenses
Interest	(132,955)	(105,727)
Monetary variation	(18,789)	(16,873)
Other	(834)	(854)
	(152,578)	(123,455)
Financial income
Interest	44,728	35,101
Monetary variation	8,511	1,612
Other	204	-
	53,433	36,713

Foreign exchange gains	89,677	284,412
Derivatives gains	11,897	70,864

Financial income, net	2,439	268,535

10.	Income taxes

Income tax expense attributable to income from operations for the six-month periods ended September 30, 2010 and 2009 consists of:

	September 30, 2010	September 30, 2009
Income taxes expense:
Current	(33,535)	(25,985)
Deferred	(37,607)	(99,974)
	(71,142)	(125,959)

18

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

10.	Income taxes (Continued)

Income taxes for the six-month periods ended September 30, 2010 and 2009 differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	September 30, 2010	September 30, 2009
Income before income taxes and equity in loss of affiliates	191,726	394,790
Income tax expense at statutory rate — 34%	(65,187)	(134,229)
Increase (reduction) in income taxes resulting from:
Equity in earnings of affiliates not subject to taxation	(541)	(577)
Nondeductible goodwill amortization	-	673
Nondeductible donations and contributions	(3,339)	(664)
Recognized granted options	(165)	(1,474)
Others	(1,910)	10,312
Income tax expense	(71,142)	(125,959)

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, “Accounting for Uncertainly in Income Taxes”. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the estimated liability for legal proceedings, and labor claims, is as follows

Balance at March 31, 2010	49,013
Accrued interest on unrecognized tax benefit	1,310
Settlements	(94)
Effect of foreign currency translation	2,556
Balance at September 30, 2010 (*)	52,785

(*) Recorded as taxes payable (long-term)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2005 through 2010.

19

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

11.	Shareholders’ equity

a.  Capital

On July 29, 2010, the Board of Directors approved a capital increase of US$1 through issuance of 60 new common shares, with no par value, at an issue price of US$9.00, due to exercise of subscription warrants by the holders. On the same day, the shareholders unanimously approved a capital increase of $1,558 through the issuance of 449,819 newly registered uncertificated common shares with no par value, in connection with the “Company’s Stock Option Plan”, due to exercise of such options by qualifying executives.

On September 17, 2010, the Board of Directors approved a capital increase of US$326 through issuance of 91,657 new common shares, with no par value, for purposes of meeting the needs of the Stock Option Plan, due to exercise of such options by qualifying executives.

As of September 30, 2010, the Company’s capital is represented by 407,101,853 common shares (406,560,317 as of March 31, 2010), with no par value.

Treasury stock

During the fiscal year ended March 31, 2009, the Company acquired 343,139 common shares from dissident shareholders related to a prior acquisition. These shares are held in treasury.

b.  Dividends

On July 30, 2010, additional dividends over the minimum compulsory of $47,479, were approved in the extraordinary general shareholders’ meeting in relation to the year ended March 31, 2010.

c.  Additional paid-in capital and noncontrolling interest

As mentioned in note 1, on September 2, 2010, the shareholders approved a capital increase at Rumo through issuance of shares in exchange for cash provided by investors. As a result of this transaction, Cosan recorded noncontrolling interest in the amount of $110,247. The cash contribution in excess of the book value the investors interest in Rumo has been accounted for as an equity transaction, leading to an additional paid-in capital of $117,543.

20

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

12.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, $123,596, which resulted in a gain of $47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan for a monthly fee.  During the year ended March 31, 2009 the lease contracts were executed, and the gain is being amortized to profit and loss over the 19 year average term of the leases since then.

During the six-month period ended September 30, 2010, the Company recognized a gain of $1,901 related to this sale-leaseback transaction.

13.	Share-based compensation

Cosan offers a stock option plan to officers and employees. The plan authorizes the issue of up to 5% of the shares comprising Cosan’s share capital. The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

21

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Share-based compensation (Continued)

The fair value of share-based awards was estimated using a binominal model with the following assumptions:
	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price - in U.S. dollars	3.61	3.61	3.61
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date - in U.S. dollars	7.29	6.03	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date.

As of September 30, 2010, the amount of $1,142 related to the unrecognized compensation cost related to stock options is expected to be recognized in 12 months.

As of September 30, 2010 there were 112,440 options outstanding with a weighted-average exercise price of $3.61.

14.	Risk management and financial instruments

a)     Risk management

The Company is exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

22

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

a)    Risk management (Continued)

On September 30 and March 31, 2010, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

	Notional		Fair Value
	September 30,	March 31,	September 30,	March 31,
	2010	2010	2010	2010
Price risk
Commodity derivatives
Future contracts	981,945	661,110	(29,393)	63,101
Options contracts	11,726	603,357	(3,639)	(6,586)
Swap contracts	-	56,594	-	607
			(33,032)	57,122
Exchange rate risk
Exchange rate derivative
Future contracts	(296,206)	1,180,829	(1,883)	264
Forward contracts	663,148	537,422	66,808	20,527
Options contracts	1,053,301	377,036	11,092	8,827
			76,017	29,618
Interest rate risk
Interest derivative	255,179	291,291	(1,752)	(351)
			(1,752)	(351)
Total			41,233	86,389
Total Assets			97,970	129,456
Total Liabilities			(56,737)	(43,067)

b)   Price risk

This arises from the possibility of fluctuations in the market prices of products sold by the Company, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues of the Company.  To mitigate these risks, the Company constantly monitors the markets, seeking to anticipate changes in prices. The positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

23

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

b)   Price risk (Continued)

Price risk: price derivatives outstanding on September 30, 2010
Derivative	Purchased / sold	Market	Contract	Maturity	Notional	Fair value

Derivative financial instruments designated as cash flow hedges

Future	Sold	NYBOT	#11	01/Mar/11	167,570	9,390
Future	Sold	NYBOT	#11	01/May/11	23,093	(4,862)
Future	Sold	NYBOT	#11	01/Jul/11	80,633	(17,676)
Future	Sold	NYBOT	#11	01/Oct/11	82,526	(14,444)
Swap	Sold	OTC	#11	01/Mar/11	30,238	(8,931)
Subtotal designated as cash flow hedges					384,060	(36,523)

Derivative financial instruments not designated under hedge accounting

Future	Sold	LIFFE	White Sugar	01/Dec/10	2,464	(4)
					2,464	(4)
Future	Purchased	NYBOT	#11	01/May/11	(5,960)	1,407
Future	Purchased	NYBOT	#11	01/Mar/12	(30,125)	3,146
					(36,085)	4,553
Future	Purchased	NYMEX	HO	29/Oct/10	(2,437)	2,581
					(2,437)	2,581
Future	Sold	BMFBovespa			556,900	1
					556,900	1
Call	Sold	NYBOT/OTC	#11	01/Mar/11	3,022	(3,676)
Call	Sold	NYBOT	#11	01/Mar/11	451	(689)
Call	Sold	NYBOT	#11	01/Mar/11	160	(220)
Call	Sold	NYBOT/OTC	#11	01/Oct/11	1,711	(1,590)
Call	Sold	NYBOT/OTC	#11	01/Oct/11	2,390	(1,896)
					7,734	(8,071)
Put	Purchased	NYBOT/OTC	#11	01/Oct/11	1,677	1,771
Put	Purchased	NYBOT/OTC	#11	01/Oct/11	2,316	2,660
					3,993	4,431
Subtotal not designated under hedge accounting					532,569	3,491
Total price risk related derivatives					916,629	(33,032)

c) Foreign exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  The Company uses derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions open on September 30, 2010 of derivatives used to hedge exchange rates:

24

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

c)   Foreign exchange risk (Continued)

Price risk: price derivatives outstanding on September 30, 2010
Derivative	Purchased / sold	Market	Contract	Maturity	Notional	Fair value

Derivative financial instruments designated as cash flow hedges

Forward	Sold	OTC/Cetip	NDF	29/Oct/10	87,035	12,818
Forward	Sold	OTC/Cetip	NDF	01/Dec/10	56,443	5,788
Forward	Sold	OTC/Cetip	NDF	03/Jan/11	52,804	6,776
Forward	Sold	OTC/Cetip	NDF	01/Apr/11	109,358	5,074
Forward	Sold	OTC/Cetip	NDF	31/May/11	83,391	8,946
Forward	Sold	OTC/Cetip	NDF	01/Jul/11	58,612	5,043
Forward	Sold	OTC/Cetip	NDF	01/Aug/11	61,238	7,039
Forward	Sold	OTC/Cetip	NDF	03/Oct/11	154,267	15,324
Subtotal designated as cash flow hedges					663,148	66,808

Derivative financial instruments not designated under hedge accounting

Future	Sold	BMFBovespa	Commercial U.S. dollar rate	01/Oct/10	28,179	174
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	01/Nov/10	8,856	66
					37,035	240
Future	Purchased	BMFBovespa	Commercial U.S. dollar rate	01/Oct/10	(28,039)	(39)
Future	Purchased	BMFBovespa	Commercial U.S. dollar rate	01/Nov/10	(305,203)	(2,084)
					(333,242)	(2,123)
Forward	Purchased	OTC/Cetip	NDF (Offshore)	04/Oct/10	3,513	(159)
					3,513	(159)
Put Onshore	Purchased	BMFBovespa	Commercial U.S. dollar rate	03/Jan/11	516,468	17,391
Put Offshore	Purchased	OTC	Commercial U.S. dollar rate	11/Feb/11	25,252	1,242
Put Offshore	Purchased	OTC	Commercial U.S. dollar rate	11/Feb/11	9,869	882
					551,589	19,515
Put Offshore	Sold	BMFBovespa	Commercial U.S. dollar rate	03/Jan/11	501,712	(8,264)
					501,712	(8,264)
Subtotal not designated under hedge accounting					760,607	9,209
Total price risk related derivatives					1,423,755	76,017

25

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

On September 30, 2010 and March 31, 2010, the Company had the following net exposure to the variation of U.S. dollar assets and liabilities denominated in U.S. dollars:

	September 30, 2010	March 31, 2010
Amounts pending foreign exchange closing	3,059	71,732
Overnight	14,128	28,338
Trade notes receivable - foreign	111,672	83,467
Senior Notes due in 2014	(354,803)	(354,433)
Senior Notes due in 2017	(404,589)	(404,589)
Perpetual bonds	(455,303)	(455,304)
Foreign currency-denominated loans	(328,462)	(269,016)
Export pre-payments	(495,763)	(547,230)
Restricted cash	44,829	25,251
Exchange exposure	(1,865,232)	(1,821,784)

d)   hedge accounting effects

The Company formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the Company’s purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The Company has designated derivative financial instruments of Sugar # 11 (NYBOT or OTC) to cover the risk of price and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The Company records gains and losses deemed effective for purposes of hedge accounting to a specific account in shareholders´ equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss.

		Expected period to affect P&L
Market	Risk	2010/2011	2011/2012	Total

OTC/ NYBOT	#11	(110,709)	(58,283)	(168,992)
OTC/ CETIP	USD	16,342	38,398	54,740
		(94,366)	(19,885)	(114,251)

26

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.   Risk management and financial instruments (Continued)

The detail of the movement of the cash flow hedge gain or loss in other comprehensive income is as follows:

Cash flow hedges

Balance at March 31, 2010	-
Gain/(losses) of cash flow hedges for the period
Commodities future and swap contracts	(168,002)
Currency forward contracts	62,858
Reclassification adjustments for losses included in the income statement (net sales)	(9,107)
Total before tax effect	(114,251)
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	38,843
Balance at September 30, 2010	(75,408)

During the six-month period ended September 30, 2010, there was no effect on results for operations due to  hedged items that would no longer qualify to be designated under hedge accounting. Also, the Company recorded the amount of $315 related to the gains and losses of the hedges’ ineffectiveness during the six-month period ended September 30, 2010.

e)  Interest rate risk

The Company monitors fluctuations of the interest rates related to certain loan contracts, mainly those with Libor interest rate risk, and in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At September 30, 2010, the Company presented the following net balance sheet exposure related to interest rate risk:

Interest rate risk: outstanding interest rate swap derivatives on September 30, 2010
Derivative	Purchased/ sold	Market	Contract	Number of Contract	Average price	Notional	Fair value
Swap	Purchased	OCT/Cetip	Fix/Libor 3 month	1	1.199%/libor 3 Month	83,333	(584)
Swap	Purchased	OCT/Cetip	Fix/Libor 3 month	1	1.199%/libor 3 Month	166,667	(1,168)
						250,000	(1,752)

27

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

f)  Credit risk

A significant portion of sales made by the Company is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

The Company buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company buys and sells foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Espirito Santo Investmento do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., Banco Morgan Stanley Witter S.A. and Banco BTG Pactual S.A.

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of September 30, 2010, the total credit limit used as initial margin was $34,292 ($38,543 as of March 31, 2010). As a requirement to trade in BM&FBovespa, the Company posted on September 30, 2010, the amount of $33,648 ($46,627 as of March 31, 2010) as guarantee in the form of a settlement bond issued by a first-class banking institution. Over-the-counter derivative transactions of the Company are exempt from margin guarantees.

28

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

g)  Debt acceleration risk

As of September 30, 2010 and March 31, 2010, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations as a going-concern.

15.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements (SFAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

29

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Fair value measurements (Continued)

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis as of September 30, 2010.

Fair vale measurements	Level 1	Level 2	Total

Derivatives	(16,862)	58,095	41,233
Assets			97,970
Liabilities			(56,737)
Total			41,233

16.	Segment information

a. Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources. Cosan’s operating and reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The operations of these segments are based solely in Brazil.

The Company has three operating segments: Sugar and Ethanol (“S&E”), Fuel Distribution and Lubricants (“CCL”), and Sugar Logistics (“Rumo”).

The S&E segment produces and sells a broad variety of sugar and ethanol products.

30

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

a. Segment information (continued)

The sugar products include raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.  The ethanol products include fuel ethanol and industrial ethanol. Cosan’s principal fuel ethanol products are hydrous and anhydrous. Hydrous ethanol is used as an automotive fuel and anhydrous (which has a lower water content than hydrous ethanol) is used as an additive in gasoline.  The fuel ethanol products are mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both).  In addition, the S&E segment sells liquid and gel ethanol products used mainly in the production of paint, cosmetics and alcoholic beverages for industrial clients in various sectors. Also, the S&E segment includes the co-generation activities and most of the corporate activities.

The CCL segment is engaged in the distribution in Brazil of fuel products, derived from petroleum or ethanol, and lubricants as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of approximately 1,700 fuel stations.

The Rumo segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

31

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

a.  Segment information (continued)

Segment profit and loss and selected balance sheet data under Brazilian GAAP is as follows:

	September 30, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	2,925,498	197,452	316,497	890,458	4,329,905
Goodwill and Intangible assets	863,785	853,342	43,622	237,635	1,998,384
Loans, net of cash and cash equivalents	(2,933,851)	(291,130)	48,826	45,520	(3,130,635)
Others assets (liabilities)	2,322,030	363,853	17,317	(2,024,581)	678,619
Total net assets	3,177,462	1,123,517	426,262	(850,968)	3,876,273

Income statements (6 months)
Net Sales	1,733,036	3,314,244	142,858	(260,776)	4,929,362
Gross profit	424,614	235,135	44,160	(72,122)	631,787
Selling general and administrative expenses	(265,657)	(151,402)	(8,513)	4,608	(420,964)
Operating income	158,957	83,734	35,647	(67,515)	210,823
Other income (expense)	89,114	6,221	5,181	(122,052)	(21,536)
Other selected data:
Additions to PP&E (Capex)	413,483	28,465	148,196	(300)	589,844
Depreciation and amortization	248,466	15,202	4,889	78,903	347,460

	March 31, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	2,775,752	199,983	165,094	856,986	3,997,815
Goodwill and Intangible assets	735,198	774,716	38,824	341,460	1,890,198
Loans, net of cash and cash equivalents	(2,443,354)	(249,839)	(59,799)	69,929	(2,683,063)
Others assets (liabilities)	2,113,306	342,720	7,696	(2,202,267)	261,455

Total net assets	3,180,902	1,067,580	151,815	(933,892)	3,466,405

Income statements (6 months)
Net sales	1,278,176	2,599,801	44,928	(286,979)	3,635,926
Gross profit	266,074	198,459	12,694	(56,605)	420,622
Selling, general and administrative expenses	(214,306)	(116,646)	(4,338)	47,930	(287,360)
Operating income	51,768	81,813	8,356	(8,675)	133,262
Other income (expense)	37,308	452	304	(45,071)	(7,007)
Other selected data:
Additions to PP&E (Capex)	427,678	10,831	-	-	438,509
Depreciation and amortization	153,011	9,132	3,664	39,564	205,371

32

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

b. Detailed net sales per segment

	September 30, 2010	September 30, 2009
S&E (Brazilian GAAP)
Sugar	1,106,711	763,683
Ethanol	508,267	432,109
Cogeneration	75,824	36,660
Other	42,234	45,724
	1,733,036	1,278,176
CCL (Brazilian GAAP)
Fuels	3,034,412	2,408,126
Lubricants	232,195	171,954
Other	47,637	19,721
	3,314,244	2,599,801
Rumo (Brazilian GAAP)
Port lifting	42,202	43,481
Logistics	100,656	1,447
	142,858	44,928

Adjustments / eliminations	(260,775)	(286,979)
Total (US GAAP)	4,929,363	3,635,926

c. Net sales by region

The percentage of net sales by geographic area for the six-month periods ended September 30, 2010 and 2009 are as follows:

	September 30, 2010	September 30, 2009
Sales by geographic area

Brazil	60.02%	52.10%
Europe	34.84%	29.37%
Middle east and Asia	1.59%	3.05%
North America	1.15%	14.02%
Latin American (Except Brazil)	0.07%	1.46%
Others	2.33%	-
Total	100.00%	100.00%

d. Concentration of clients

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales -- the SUCDEN Group (15.7% for the six-month period ended September 30, 2010 and 15.1% for the six-month period ended September 30, 2009).

33

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

c.	Concentration of clients (continued)

CCL

In this segment there are no clients that represent more than 10% of the net sales for the six-month period ended September 30, 2010 and 2009.

Rumo

For the six-month period ended September 30, 2010 42.7% of the segment net sales were generated from sales to the S&E segment (34.9% for the six-month period ended September 30, 2009). There are two other customers which represented more than 10% of the net sales for six-month period ended September 30, 2010 and 2009 of this segment.  SUCDEN Group accounted for 17% of segment sales for the six-month period ended September 30, 2010 (21% for the six-month period ended September 30, 2009) and the ED&F Man Group accounted for 22.6% of segment sales for the six-month period ended September 30, 2010 (no sales in the previous period).

17.	Subsequent events

Perpetual Notes

On November 5, 2010 the subsidiary Cosan Overseas Limited issued Perpetual Notes in the foreign market, in accordance with “Regulation S” for US$300,000, which are subject to interest of 8.25% p.a. The notes are guaranteed by Cosan.

34

Item 2

Cosan Limited

Condensed Consolidated Financial Statements

 For the six-month periods ended September 30, 2010 and 2009

COSAN LIMITED

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the condensed consolidated balance sheet of Cosan Limited and subsidiaries as of September 30, 2010, the related condensed consolidated statements of operations and cash flows for the six-month periods ended September 30, 2010 and 2009 and the condensed consolidated statement of shareholders’ equity and comprehensive income for the six-month period ended September 30, 2010. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan Limited and subsidiaries as of March 31, 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated June 10, 2010, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of March 31, 2010, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil
November 10, 2010

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

Condensed consolidated balance sheets
September 30, 2010 and March 31, 2010
(In thousands of U.S. dollars, except share data)

	(Unaudited) September 30, 2010	March 31, 2010
Assets
Current assets:
Cash and cash equivalents	595,534	623,675
Restricted cash	44,829	25,251
Derivative financial instruments	97,970	129,456
Trade accounts receivable, less allowances: September 30, 2010 – $32,905; March 31, 2010 – $32,144	448,608	430,328
Inventories	1,144,383	587,720
Advances to suppliers	173,462	132,258
Taxes recoverable	255,550	184,090
Other current assets	33,547	49,155
	2,793,883	2,161,933

Non-current assets:
Property, plant, and equipment, net	4,473,644	4,146,499
Goodwill	1,479,687	1,362,071
Intangible assets, net	592,769	602,263
Accounts receivable from Federal Government	200,231	187,385
Judicial deposits	102,491	94,083
Other non-current assets	521,702	440,672
	7,370,524	6,832,973

Total assets	10,164,407	8,994,906

2

	(Unaudited) September 30, 2010	March 31, 2010
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	491,633	320,044
Taxes payable	141,160	121,203
Salaries payable	133,095	79,497
Current portion of long-term debt	645,379	471,061
Derivative financial instruments	56,737	43,067
Dividends payable	1,319	24,696
Other current liabilities	157,865	111,971
	1,627,188	1,171,539

Long-term liabilities:
Long-term debt	3,096,340	2,845,667
Estimated liability for legal proceedings and labor claims	326,708	294,605
Taxes payable	410,332	381,805
Deferred income taxes	443,115	408,832
Other long-term liabilities	215,238	209,402
	4,491,733	4,140,311

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 174,355,341 shares issued and outstanding	1,743	1,743
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized	-	-
Additional paid-in capital	2,004,048	1,932,117
Accumulated other comprehensive income	231,172	167,103
Retained earnings	236,625	242,264
Equity attributable to shareholders of Cosan Ltd	2,474,551	2,344,190
Equity attributable to noncontrolling interests	1,570,935	1,338,866
Total shareholders’ equity	4,045,486	3,683,056
Total liabilities and shareholders’ equity	10,164,407	8,994,906

See accompanying notes to condensed consolidated financial statements.

3

COSAN LIMITED

Condensed consolidated statements of operations
Six-month periods ended September 30, 2010 and 2009
(In thousands of U.S. dollars, except share and per-share data)
(Unaudited)

	September 30, 2010	September 30, 2009
Net sales	4,929,363	3,635,924
Cost of goods sold	(4,300,177)	(3,216,939)
Gross profit	629,186	418,985
Selling expenses	(273,954)	(217,156)
General and administrative expenses	(148,179)	(70,713)
Operating income	207,053	131,116
Other income (expenses):
Financial income (expenses), net	(428)	279,867
Other expenses	(21,536)	(7,035)

Income before income taxes and equity loss of affiliates	185,089	403,948
Income taxes expense	(71,142)	(125,959)

Income before equity loss of affiliates	113,947	277,989
Equity loss of affiliates	(1,574)	(1,698)

Net income	112,373	276,291
Less net income attributable to noncontrolling interests	(47,598)	(89,753)
Net income attributable to Cosan Ltd	64,775	186,538

Per-share amounts attributable to Cosan Ltd

Basic and diluted	0.24	0.69

Weighted number of shares outstanding
Basic and diluted	270,687,385	270,687,385

See accompanying notes to condensed consolidated financial statements.

4

COSAN LIMITED

Condensed consolidated statement of shareholders’ equity and comprehensive income
Six-month period ended September 30, 2010
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Common stock
	Common number of class A Shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2010	174,355,341	96,332,044	1,743	963	1,932,117	242,264	167,103	1,338,866	3,683,056

Exercise of stock options	-	-	-	-	(1,481)	-	(157)	3,522	1,884
Exercise of common stock warrants	-	-	-	-	-	-	-	1	1
Issuance of common shares of Rumo to Non-controlling interest	-	-	-	-	73,111	-	-	154,679	227,790
Share based compensation	-	-	-	-	301	-	-	183	484
Dividends	-	-	-	-	-	(70,414)	-	(17,948)	(88,362)
Net Income	-	-	-	-	-	64,775	-	47,598	112,373
Pension plan	-	-	-	-	-	-	(642)	(389)	(1,031)
Effective portion of gains/losses on derivative instrument that qualifies as a cash flow hedge	-	-	-	-	-	-	(46,887)	(28,521)	(75,408)
Currency translation adjustment							111,755	72,944	184,699
Total comprehensive income								91,632	220,633

Balances at September 30, 2010	174,355,341	96,332,044	1,743	963	2,004,048	236,625	231,172	1,570,935	4,045,486

See accompanying notes to condensed consolidated financial statements.

5

COSAN LIMITED

Condensed consolidated statements of cash flows
Six-month period ended September 30, 2010 and 2009
(In thousands of U.S. dollars)
(Unaudited)

	September 30. 2010	September 30. 2009
Cash flows from operating activities:
Net income attributable to Cosan Limited	64,775	186,538
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	350,060	207,067
Deferred income taxes	37,607	125,959
Interest, monetary and exchange variation	66,703	(204,198)
Net income attributable to noncontrolling interests	47,598	89,753
Others	36,950	(35,551)
Decrease/increase in operating assets and liabilities
Trade accounts receivable, net	(71)	48,076
Inventories	(419,270)	(90,194)
Advances to suppliers	(35,254)	(31,518)
Trade accounts payable	155,051	54,393
Derivative financial instruments	(40,087)	41,622
Taxes payable	3,075	(58,948)
Other assets and liabilities, net	10,753	20,931
Net cash provided by operating activities	277,890	353,930

Cash flows from investing activities:
Restricted cash	(44,829)	(77,485)
Cash received from sales of noncurrent assets	10,569	67,027
Acquisition of investment	(9,720)	-
Acquisition of property, plant and equipment	(589,844)	(438,509)
Acquisitions, net of cash acquired	-	23,903
Dividends receivable	70,739
Others	-	(7,383)
Net cash used in investing activities	(563,085)	(432,447)

Cash flows from financing activities:
Related parties	-	(62,533)
Proceeds from issuance of common stock	227,790	707
Dividends payments	(184,310)	-
Additions of long-term debt	671,865	685,371
Payments of long-term debt	(464,153)	(420,603)
Net cash provided by financing activities	251,192	202,942
Effect of exchange rate changes on cash and cash equivalents	5,862	135,921
Net increase (decrease) in cash and cash equivalents	(28,141)	260,346
Cash and cash equivalents at beginning of period	623,675	508,784
Cash and cash equivalents at end of period	595,534	769,130

Supplemental cash flow information
Cash paid during the period for:
Interest	119,399	80,303
Income taxes	10,423	20,431

See accompanying notes to condensed consolidated financial statements.

6

COSAN LIMITED

Notes to the condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for $10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar, the marketing and distribution of fuel and lubricants in Brazil, and logistics services in the state of São Paulo, Brazil.

On February 1, 2010, the Company announced that it, along with Royal Dutch Shell - (“Shell”), had reached a non-binding memorandum of understanding (“MOU”)  to form a joint venture for a combined 50/50 investment. On August 25, 2010, Cosan announced the conclusion of the negotiations with Shell and signed a binding MOU along with other arrangements. Cosan will contribute its sugar and ethanol and its distribution assets to the joint venture while Shell will contribute its distribution assets in Brazil. Shell will also make a fixed cash contribution in the amount of $1.6 billion over a 2 year period. The sugar logistics and distribution of lubricants business along with the investment in Radar Propriedades Agrícolas S.A. will not be contributed to the joint venture. The closing of this transaction is expected for the first semester of 2011. During the six-month period ended September 30, 2010, this association did not generate any accounting records.

On July 2, 2010, the indirect subsidiary Novo Rumo Logística S.A. (“Novo Rumo”), entered into a Subscription Agreement with TPG Participações and GIF LOG Participações S.A. (“Investors”) whereby the investors would acquire a 25% equity interest of Rumo Logistica S.A. (“Rumo”), a subsidiary of Novo Rumo. On September 2, 2010, the subscription took place through a capital increase in the amount of $227,790, paid in equal portions by the Investors and the issuance of shares by Rumo. Before the payment the Company held, directly and indirectly, an equity interest of 92.9% in Novo Rumo, which, in turn, held an equity interest of 99.9% in Rumo Logistica S.A.. After the contribution, Novo Rumo now holds 75.0% of Rumo’s equity and each of the Investors hold a 12.5% interest. This transaction was treated as an equity transaction.

7

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements

a. Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the six-month period ended September 30, 2010, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

These condensed consolidated financial statements should be read in conjunction with Cosan Limited`s annual consolidated financial statements for the fiscal year ended March 31, 2010.

The functional currency and the reporting currency of Cosan is the U.S. dollar.  The Brazilian real is the currency of the primary economic environment in which Cosan S.A. and its subsidiaries located in Brazil operate and generate and expend cash and is the functional currency, except for the foreign subsidiaries in which U.S. dollar is the functional currency. However, Cosan S.A. utilizes the U.S. dollar as its reporting currency. The accounts of Cosan S.A. are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Accounting Standards Codification (“ASC”) 830 “Foreign Currency Matters”. The assets and liabilities are translated from reais to U.S. dollars using the official exchange rates reported by the Brazilian Central Bank at the balance sheet date and revenues, expenses, gains and losses are translated using the average exchange rates for the period. The translation gain or loss is included in the accumulated other comprehensive income component of shareholders’ equity, and in the statement of comprehensive income (loss) for the period in accordance with the criteria established in ASC 220 “Comprehensive Income”.

The exchange rate of the Brazilian real (R$) to the US$ was R$1.69=US$ 1.00 at September 30, 2010 and R$1.78=US$1.00 at March 31, 2010.

8

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

2.	Presentation of the consolidated financial statements (Continued)

b. Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

c. New Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which will require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. The ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The new disclosures about purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements is effective for interim and annual reporting periods beginning after December 15, 2010. The Company expects that the adoption of ASU 2010-06 will not have a material impact on its consolidated financial statements.

d. Derivative financial instruments

Cosan accounts for derivative financial instruments utilizing ASC 815, “Accounting for Derivative Instruments and Hedging Activities”, as amended. As part of Cosan’s risk management program, it uses a variety of financial instruments, including commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts and option contracts. Beginning April 1, 2010, Cosan recognized a portion of its derivative instruments as cash flow hedge transactions.  The derivative instruments are measured at fair value and the gains or losses resulting from the changes in fair value of the instruments are recorded in financial income or financial expense or other comprehensive income when designated as a cash flow hedge. See note 14 for further detail.

9

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

3.	Inventories

	September 30, 2010	March 31, 2010
Finished goods:
Sugar	336,156	52,561
Ethanol	350,111	31,573
Lubricants and fuel (Gasoline, Diesel and Ethanol)	159,387	149,613
	845,654	233,747

Annual maintenance cost of growing crops	184,188	243,709
Supplies and others	114,541	110,264
	1,144,383	587,720

4.	Taxes payable

	September 30, 2010	March 31, 2010

ICMS – State VAT	36,109	27,623
IPI	13,705	3,582
INSS	17,671	13,414
PIS	4,219	4,564
COFINS	19,475	18,010
Tax Recovery from Brazilian Law No 11.941/09 and MP 470/09	389,424	373,650
Income Tax and Social Contribution	54,144	50,471
Others	16,745	11,694
	551,492	503,008
Current liabilities	(141,160)	(121,203)
Long-term liabilities	410,332	381,805

10

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt

The Company’s debt is summarized as follows:

	Index	Average annual interest rate	September 30, 2010	March 31, 2010
Resolution No. 2471 (PESA)	IGP-M	3.9%	336,131	297,243
Senior notes due 2014	US Dollar	9.5%	354,803	354,433
Senior notes due 2017	US Dollar	7.0%	405,194	405,258
Perpetual notes	US Dollar	8.3%	455,547	455,820
BNDES	TJLP	3.6%	792,633	520,068
Credit notes	DI	2.4%	185,828	212,660
Credit notes	US Dollar	6.2%	102,674	102,656
Export Pre-payments	US Dollar + Libor	6.3%	495,763	547,230
ACC – Export pre payments	US Dollar	1.3%	225,788	103,416
Others	Various	Various	387,358	317,944
			3,741,719	3,316,728
Current portion			(645,379)	(471,061)
Long-term debt			3,096,340	2,845,667

Long-term debt has the following scheduled maturities:

2012	448,918
2013	383,577
2014	530,096
2015	101,839
2016 and thereafter	1,631,910
3,096,340

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debt incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program.  PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

11

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay the PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan S.A. as of September 30, 2010 and March 31, 2010 amounted to $162,300 and $143,495, respectively, and are classified as other non-current assets.

Senior notes due 2017

On January 26, 2007, Cosan Finance Limited, an indirect subsidiary of the Company, issued $400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan S.A., and its subsidiary, Cosan Açucar e Álcool.

Senior notes due 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued $ 350,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in August 2014 and bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February of 2010.

12

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

5.	Long-term debt (Continued)

Perpetual notes

On January 24 and February 10, 2006, Cosan S.A. issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan, be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan S.A. and by Cosan Açucar e Álcool.

Export Pre-payment Notes

During the third quarter of 2009, the Company obtained funds from export pre-payment notes for the total amount of $530,000. The export pre-payment notes are due from 2012 through 2014, and bear interest of Libor plus 6.2%.

BNDES

Refers to the financing of cogeneration and logistics projects, as well as the financing of the Jataí and Caarapó greenfields (sugar and ethanol mills). The BNDES financing is due from 2012 through 2025.

Credit Notes

The Company executed several credit note agreements with several financial institutions during 2010 which will be paid through export operations during 2012. The credit notes bear interest at rates between 2.1% and 6.2% per annum, payable semi-annually.

Covenants

Cosan and its subsidiaries are subject to certain restrictive covenants related to their indebtedness.

At September 30, 2010, Cosan was in compliance with its debt covenants.

13

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties

Assets and liabilities with related parties are summarized as follows:

	Assets
	September 30, 2010	March 31, 2010
Rezende Barbosa S.A. Administração e Participações	50,410	48,889
Vertical UK LLP	7,729	8,403
Others	332	2,377
	58,471	59,669
Current (*)	(12,523)	(13,958)
Noncurrent (*)	45,948	45,711

	Liabilities
	September 30, 2010	March 31, 2010
Rezende Barbosa S.A. Administração e Participações	35,281	-
Logispot Armazéns Gerais S.A.	2,212	6,313
Others	1,440	1,781
	38,933	8,094
Current (*)	(38,933)	(8,094)
Noncurrent	-	-
(*) included in other current and non-current assets or liabilities

The receivable of $50,410 ($48,889 as of March 31, 2010) with Rezende Barbosa S.A. Administração e Participações is related to credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The amount receivable from the affiliate Vertical UK LLP, refers to ethanol trading, with an average maturity date of 30 days.

The payable of $35,281 with Rezende Barbosa S.A. Administração e Participações is related to the purchase of sugar cane. This amount is presented offset of credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos and intercompany loans.

The payable to Logispot is related to the remaining payment in connection with the interest acquired.

14

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

6.	Related parties (Continued)

Cosan conducts some of its operations through various ventures and other partnership forms which are principally accounted for using the equity method.  The condensed consolidated income statement includes the following amounts resulting from transactions with related parties:

	September 30, 2010	September 30, 2009
Transactions involving assets
Sale of products and services to associates	69,173	73,349
Cash received due to the sale of products, services, and other assets	(73,244)	(84,757)
Receivables added through acquisition of Cosan Alimentos	-	70,379

Transactions involving liabilities
Purchase of sugar cane from associates	138,740	-
Payments to associates	(109,635)	(3,507)

The purchase and sale of products are carried out at arm’s length and unrealized profit or losses with consolidated companies have been eliminated. Those operations are also carried out at prices and under conditions similar to those existing in the market.

At September 30 and March 31, 2010, Cosan S.A. and its subsidiaries were lessees of approximately 68,000 hectares (unaudited) of affiliated companies’ land and land of its related party Radar Propriedades Agrícolas S.A., which is controlled by another shareholder. Additionally, Cosan and its subsidiary Cosan S.A. Açucar e Álcool purchased a total of 4,891 thousands of tons of sugar cane (unaudited) from Rezende Barbosa during the six-month period ended September 30, 2010. These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA (São Paulo State Council of Sugarcane, Sugar and Ethanol Producers).

15

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments

	September 30, 2010	March 31, 2010
Tax contingencies	190,302	173,924
Civil and labor contingencies	136,406	120,681
	326,708	294,605

Cosan and its subsidiaries are parties to various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no significant effect compared to the estimated amounts accrued.

Judicial deposits recorded by Cosan under other non-current assets, in the balance sheet, amounting to $102,491 at September 30, 2010 ($94,083 at March 31, 2010) have been made for certain of these suits. Judicial deposits are restricted assets of Cosan placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

The major tax contingencies as of September 30, 2010 and March 31, 2010 are described as follows:

	September 30, 2010	March 31, 2010
Compensation with Finsocial	105,146	97,114
ICMS credits	45,894	33,824
PIS and Cofins	12,864	11,910
IPI – Federal VAT	4,917	4,692
Other	21,481	26,384
	190,302	173,924

16

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

7.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

The detail of the movement in the estimated liability for legal proceedings and labor claims is as follows:

Balance at March 31, 2010	294,605
Provision	6,902
Settlements	(10,013)
Accrued interest	20,050
Foreign currency translation	15,164
Balance at September 30, 2010	326,708

In addition to the aforementioned claims, Cosan and its subsidiaries are involved in other contingent liabilities relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of unfavorable outcomes rated as possible. These claims are broken down as follows:

	September 30, 2010	March 31, 2010
Withholding Income Tax	111,725	102,652
ICMS – State VAT	276,281	180,988
IPI - Federal Value-added tax	263,592	246,190
PIS and COFINS	86,752	80,604
Civil and labor	355,232	275,403
Other	79,433	69,842
	1,173,015	955,679

17

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

8.	Accounts receivable from Federal Government

The subsidiary Cosan Açúcar e Álcool has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government‘s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a gain in the statement of operations in 2007. Since the recorded amount is substantially composed of interest and monetary restatement, it was recorded in financial income and in a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment continues to be negotiated with the government.

At September 30, 2010, the receivable and corresponding lawyers’ fees totaled US$200,231 and US$24,028 (US$187,385 and US$22,486 at March 31, 2010), respectively.

9.	Financial income and expenses, net

	Six-month period ended
	September 30, 2010	September 30, 2009
Financial expenses
Interest	(132,955)	(105,727)
Monetary variation	(22,157)	(22,797)
Other	(834)	(854)
	(155,946)	(129,379)
Financial income
Interest	45,229	52,357
Monetary variation	8,511	1,612
Other	204	-
	53,944	53,969
Foreign exchange Gains	89,677	284,413
Results from derivatives	11,897	70,864
Financial expenses, net	(428)	279,867

18

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

10.	Income taxes (Continued)

Income tax expense attributable to income from operations for the six-month periods ended September 30, 2010 and 2009 consists of:

	September 30, 2010	September 30, 2009
Income taxes expense:
Current	(33,535)	(25,985)
Deferred	(37,607)	(99,974)
	(71,142)	(125,959)

Income taxes for the six-month periods ended September 30, 2010 and 2009 differed from the amounts computed by applying the income tax rate of 25% and social contribution tax rate of 9% to income before income taxes due to the following:

	September 30, 2010	September 30, 2009
Income before income taxes and equity in loss of affiliates	185,089	403,948
Income tax expense at statutory rate — 34%	(62,930)	(137,342)
Increase (reduction) in income taxes resulting from:
Nontaxable income (loss) of the Company	(2,257)	3,113
Equity in earnings of affiliates not subject to taxation	(541)	(577)
Nondeductible goodwill amortization	-	673
Nondeductible donations and contributions	(3,339)	(664)
Recognized granted options	(165)	(1,474)
Others	(1,910)	10,312
Income tax expense	(71,142)	(125,959)

Cosan accounts for unrecognized tax benefits in accordance with ASC 740, “Accounting for Uncertainly in Income Taxes”. A reconciliation of the beginning and ending amount of unrecognized tax benefits in the estimated liability for legal proceedings, and labor claims, is as follows:

Balance at March 31, 2010	49,013
Accrued interest on unrecognized tax benefit	1,310
Settlements	(94)
Effect of foreign currency translation	2,556
Balance at September 30, 2010 (*)	52,785

(*) Recorded as taxes payable (long-term)

19

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

10.	Income taxes (Continued)

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company and its subsidiaries file income tax returns in Brazil and they are subject to income tax examinations by the relevant tax authorities for the years 2005 through 2010.

11.	Shareholders’ equity

a.Capital

As of September 30, 2010 and March 31, 2010, Cosan Limited’s share capital consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participaçơes S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

b.  Additional paid-in capital and noncontrolling interest

As mentioned in note 1, on September 2, 2010, the shareholders approved a capital increase at Rumo through issuance of shares in exchange for cash provided by investors. As a result of this transaction Cosan recorded noncontrolling interest at the amount $154,679. The cash contribution in excess of the book value the investors interest in Rumo has been accounted for as an equity transaction, leading to an additional paid-in capital of $73,111.

c.  Dividends

On the August 6, 2010, shareholders’ meeting, it was approved the payment of dividends at the amount of $70,414 in relation to the year ended March 31, 2010.

20

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

12.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan S.A. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, $123,596, which resulted in a gain of $47,080. This gain has previously been deferred since there were no lease contracts executed for the land, which was being used by Cosan S.A. for a monthly fee. During the year ended March 31, 2009 the lease contracts were executed, and the gain is being amortized to profit and loss over the 19 year average term of the leases since then.

During the six-month period ended September 30, 2010, Cosan S.A. recognized d a gain of $1,901 related to this sale-leaseback transaction.

13.	Share-based compensation

Cosan offers a stock option plan to officers and employees. The plan authorizes the issue of up to 5% of the shares comprising Cosan’s share capital. The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

21

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

13.	Share-based compensation (Continued)

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007	Options granted on August 7, 2009
Grant price - in U.S. dollars	3.61	3.61	3.61
Expected life (in years)	7.5	7.5	Immediate
Interest rate	14.52%	9.34%	(1)
Expected Volatility	34.00%	46.45%	(1)
Expected Dividend yield	1.25%	1.47%	(1)
Weighted-average fair value at grant date - in U.S. dollars	7.29	6.03	(1)

(1)	The options were fully vested at the date of issuance so the fair value was the quoted market price as of the grant date.

As of September 30, 2010, the amount of $1,142 related to the unrecognized compensation cost related to stock options is expected to be recognized in 12 months.

As of September 30, 2010 there were 112,440  options outstanding with a weighted-average exercise price of $3.61.

14.	Risk management and financial instruments

a)   Risk management

The Company is exposed to market risks, mainly related to the volatility of sugar prices and foreign exchange rates. Management analyzes these risks and uses financial instruments to hedge a portion of the risk exposure.

22

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

a)   Risk management (Continued)

On September 30 and March 31, 2010, fair values related to transactions involving derivative financial instruments with the purpose of hedge or other purposes were measured at market value (fair value) by observables factors such as quoted prices in active markets or discounted cash flows based on market curves and are presented below:

	Notional		Fair Value
	September 30,	March 31,	September 30,	March 31,
	2010	2010	2010	2010
Price risk
Commodity derivatives
Future contracts	981,945	661,110	(29,393)	63,101
Options contracts	11,726	603,357	(3,639)	(6,586)
Swap contracts	-	56,594	-	607
			(33,032)	57,122
Exchange rate risk
Exchange rate derivative
Future contracts	(296,206)	1,180,829	(1,883)	264
Forward contracts	663,148	537,422	66,808	20,527
Options contracts	1,053,301	377,036	11,092	8,827
			76,017	29,618
Interest rate risk
Interest derivative	255,179	291,291	(1,752)	(351)
			(1,752)	(351)
Total			41,233	86,389
Total Assets			97,970	129,456
Total Liabilities			(56,737)	(43,067)

b)   Price risk

This arises from the possibility of fluctuations in the market prices of products sold by the Company, mainly raw material sugar - VHP (sugar #11) and white sugar (LIFFE sugar #5). These fluctuations in prices can cause substantial changes in the revenues of the Company.  To mitigate these risks, the Company constantly monitors the markets, seeking to anticipate changes in prices. The positions of the consolidated derivative financial instruments to hedge the price risk of commodities are shown in the table below:

23

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.   Risk management and financial instruments (Continued)

b)   Price risk (Continued)

Price risk: price derivatives outstanding on September 30, 2010
Derivative	Purchased / sold	Market	Contract	Maturity	Notional	Fair value
Derivative financial instruments designated as cash flow hedges

Future	Sold	NYBOT	#11	01/Mar/11	167,570	9,390
Future	Sold	NYBOT	#11	01/May/11	23,093	(4,862)
Future	Sold	NYBOT	#11	01/Jul/11	80,633	(17,676)
Future	Sold	NYBOT	#11	01/Oct/11	82,526	(14,444)
Swap	Sold	OTC	#11	01/Mar/11	30,238	(8,931)
Subtotal designated as cash flow hedges					384,060	(36,523)

Derivative financial instruments not designated under hedge accounting

Future	Sold	LIFFE	White Sugar	01/Dec/10	2,464	(4)
					2,464	(4)
Future	Purchased	NYBOT	#11	01/May/11	(5,960)	1,407
Future	Purchased	NYBOT	#11	01/Mar/12	(30,125)	3,146
					(36,085)	4,553
Future	Purchased	NYMEX	HO	29/Oct/10	(2,437)	2,581
					(2,437)	2,581
Future	Sold	BMFBovespa			556,900	1
					556,900	1
Call	Sold	NYBOT/OTC	#11	01/Mar/11	3,022	(3,676)
Call	Sold	NYBOT	#11	01/Mar/11	451	(689)
Call	Sold	NYBOT	#11	01/Mar/11	160	(220)
Call	Sold	NYBOT/OTC	#11	01/Oct/11	1,711	(1,590)
Call	Sold	NYBOT/OTC	#11	01/Oct/11	2,390	(1,896)
					7,734	(8,071)
Put	Purchased	NYBOT/OTC	#11	01/Oct/11	1,677	1,771
Put	Purchased	NYBOT/OTC	#11	01/Oct/11	2,316	2,660
					3,993	4,431

Subtotal not designated under hedge accounting					532,569	3,491

Total price risk related derivatives					916,629	(33,032)

c)  Foreign exchange risk

This arises from the possibility of fluctuations in the exchange rates of the foreign currencies used by the Company for the export revenues of products, imports, debt cash flow and other assets and liabilities denominated in a foreign currency.  The Company uses derivative transactions to manage the risks of cash flow coming from the export revenues denominated in U.S. dollars, net of other cash flows denominated in foreign currency. The table below demonstrates the consolidated positions open on September 30, 2010 of derivatives used to hedge exchange rates:

24

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

c)  Foreign exchange risk

Price risk: price derivatives outstanding on September 30, 2010
Derivative	Purchased / sold	Market	Contract	Maturity	Notional	Fair value

Derivative financial instruments designated as cash flow hedges

Forward	Sold	OTC/Cetip	NDF	29/Oct/10	87,035	12,818
Forward	Sold	OTC/Cetip	NDF	01/Dec/10	56,443	5,788
Forward	Sold	OTC/Cetip	NDF	03/Jan/11	52,804	6,776
Forward	Sold	OTC/Cetip	NDF	01/Apr/11	109,358	5,074
Forward	Sold	OTC/Cetip	NDF	31/May/11	83,391	8,946
Forward	Sold	OTC/Cetip	NDF	01/Jul/11	58,612	5,043
Forward	Sold	OTC/Cetip	NDF	01/Aug/11	61,238	7,039
Forward	Sold	OTC/Cetip	NDF	03/Oct/11	154,267	15,324
Subtotal designated as cash flow hedges					663,148	66,808

Derivative financial instruments not designated under hedge accounting

Future	Sold	BMFBovespa	Commercial U.S. dollar rate	01/Oct/10	28,179	174
Future	Sold	BMFBovespa	Commercial U.S. dollar rate	01/Nov/10	8,856	66
					37,035	240
Future	Purchased	BMFBovespa	Commercial U.S. dollar rate	01/Oct/10	(28,039)	(39)
Future	Purchased	BMFBovespa	Commercial U.S. dollar rate	01/Nov/10	(305,203)	(2,084)
					(333,242)	(2,123)
Forward	Purchased	OTC/Cetip	NDF (Offshore)	04/Oct/10	3,513	(159)
					3,513	(159)
Put Onshore	Purchased	BMFBovespa	Commercial U.S. dollar rate	03/Jan/11	516,468	17,391
Put Offshore	Purchased	OTC	Commercial U.S. dollar rate	11/Feb/11	25,252	1,242
Put Offshore	Purchased	OTC	Commercial U.S. dollar rate	11/Feb/11	9,869	882
					551,589	19,515
Put Offshore	Sold	BMFBovespa	Commercial U.S. dollar rate	03/Jan/11	501,712	(8,264)
					501,712	(8,264)
Subtotal not designated under hedge accounting					760,607	9,209
Total price risk related derivatives					1,423,755	76,017

25

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

On September 30, 2010 and March 31, 2010, the Company had the following net exposure to the variation of U.S. dollar assets and liabilities denominated in U.S. dollars:

	September 30, 2010	March 31, 2010
Amounts pending foreign exchange closing	3,059	71,732
Overnight	26,279	28,338
Trade notes receivable - foreign	114,508	83,467
Senior Notes due in 2014	(354,803)	(354,433)
Senior Notes due in 2017	(405,194)	(405,258)
Perpetual bonds	(455,547)	(455,820)
Foreign currency-denominated loans	(328,462)	(206,072)
Export pre-payments	(495,763)	(547,230)
Restricted cash	44,829	25,251
Exchange exposure	(1,851,094)	(1,760,025)

d)   hedge accounting effects

The Company formally designated its transactions subject to hedge accounting for cash flow hedges from sugar VHP (raw material) export revenue, documenting: (i) the relationship of the hedge, (ii) the Company’s purpose for taking the hedge and its risk management strategy, (iii) identification of the financial instrument, (iv) the transaction or item covered, (v) the nature of the risk being hedged, (vi) a description of the hedging relationship (vii) the demonstration of correlation between the hedge and the object of coverage, and (viii) the prospective analysis of hedge effectiveness. The Company has designated derivative financial instruments of Sugar # 11 (NYBOT or OTC) to cover the price risk and Non-Deliverable Forwards (NDF) to cover exchange rate risk, as demonstrated in topics (b) and (c) of this Note.

The Company records gains and losses deemed effective for purposes of hedge to a specific account in shareholders´ equity (“other comprehensive income”), until the object of coverage (hedged item) affects the profit and loss.

		Expected period to affect P&L
Market	Risk	2010/2011	2011/2012	Total
OTC/ NYBOT	#11	(110,708)	(58,283)	(168,991)
OTC/ CETIP	USD	16,342	38,398	54,740
		(94,366)	(19,885)	(114,251)

26

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.   Risk management and financial instruments (Continued)

The detail of the movement of the cash flow hedge gain or loss in other comprehensive income is as follows:

Cash flow hedges

Balance at March 31, 2010	-
Gain/(losses) of cash flow hedges for the period
Commodities future and swap contracts	(168,002)
Currency forward contracts	62,858
Reclassification adjustments for losses included in the income statement (net sales)	(9,107)
Total before tax effect	(114,251)
Tax effect on gain/(losses) of cash flow hedges for the period – 34%	38,843
Balance at September 30, 2010	(75,408)

During the six-month period ended September 30, 2010, there was no effect on results for operations due to hedged items that would no longer qualify to be designated under hedge accounting. Also, the Company recorded the amount of $315 related to the gains and losses of the hedges’ ineffectiveness during the six-month period ended September 30, 2010.

e)  Interest rate risk

The Company monitors fluctuations of the interest rates related to certain loan contracts, mainly those with Libor interest rate risk, and in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At September 30, 2010, the Company presented the following net balance sheet exposure related to interest rate risk:

Interest rate risk: outstanding interest rate swap derivatives on September 30, 2010
Derivative	Purchased/ Sold	Market	Contract	Number of Contract	Average price	Notional	Fair value
Swap	Purchased	OTC/Cetip	Fix/Libor 3 month	1	1.199%/libor 3 Month	83,333	(584)
Swap	Purchased	OTC/Cetip	Fix/Libor 3 month	1	1.199%/libor 3 Month	166,667	(1,168)
						250,000	(1,752)

27

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

f)  Credit risk

A significant portion of sales made by the Company is to a select group of best-in-class counterparts (i.e. trading companies, fuel distribution companies and large supermarket chains).

Credit risk is managed through specific rules of client acceptance including credit ratings and limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is covered by the allowance for doubtful accounts.

The Company buys and sells commodity derivatives in futures and options markets on the New York Board of Trade (NYBOT) and the London International Financial Futures and Options Exchange (LIFFE), as well as in the over-the-counter (OTC) market with selected counterparties. The Company buys and sells foreign exchange derivatives on BM&FBovespa and OTC contracts registered with CETIP (OTC clearing house) with banks Espirito Santo Investmento do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., Banco Morgan Stanley Witter S.A.  and Banco BTG Pactual S.A..

Guarantee margins – The Company’s derivative operations on commodity exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial guarantee margin. The brokers with which the Company operates on these commodity exchanges offer credit limits for these margins. As of September 30, 2010, the total credit limit used as initial margin was $34,292 ($38,543 as of March 31, 2010). As a requirement to trade in BM&FBovespa, the Company posted on September 30, 2010, the amount of $33,648 ($46,627 as of March 31, 2010) as guarantee in the form of a settlement bond issued by a first-class banking institution. Over-the-counter derivative transactions of the Company are exempt from margin guarantees.

28

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

14.	Risk management and financial instruments (Continued)

g)  Debt acceleration risk

As of September 30, 2010 and March 31, 2010, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations as a going-concern.

15.	Fair value measurements

Effective May 1, 2008, Cosan adopted ASC 820, Fair Value Measurements (SFAS 157), for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. ASC 820 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the ASC 820 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. ASC 820 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

29

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

15.	Fair value measurements (Continued)

The valuation techniques required by ASC 820 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Derivatives

Cosan uses closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis as of September 30, 2010.

Fair vale measurements	Level 1	Level 2	Total
Derivatives	(16,862)	58,095	41,233
Assets			97,970
Liabilities			(56,737)
Total			41,233

30

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information

a.  Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and to decide on the allocation of resources. Cosan’s operating and reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The operations of these segments are based solely in Brazil.

The Company has three operating segments: Sugar and Ethanol (“S&E”), Fuel Distribution and Lubricants (“CCL”), and Sugar Logistics (“Rumo”).

The S&E segment produces and sells a broad variety of sugar and ethanol products.

The sugar products include raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, which are sold to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” and “União” branded products.  The ethanol products include fuel ethanol and industrial ethanol. Cosan’s principal fuel ethanol products are hydrous and anhydrous. Hydrous ethanol is used as an automotive fuel and anhydrous (which has a lower water content than hydrous ethanol) is used as an additive in gasoline.  The fuel ethanol products are mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both).  In addition, the S&E segment sells liquid and gel ethanol products used mainly in the production of paint, cosmetics and alcoholic beverages for industrial clients in various sectors. Also, the S&E segment includes the co-generation activities and most of the corporate activities.

The CCL segment is engaged in the distribution in Brazil of fuel products, derived from petroleum or ethanol, and lubricants as well as the operation of convenience stores. The network to which the fuel distribution segment distributes such products is comprised of approximately 1,700 fuel stations.

The Rumo segment provides logistics services for the transport, storage and port lifting of sugar for both the S&E segment and third parties.

31

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

a.  Segment information (Continued)

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP. We evaluate segment performance based on information generated from the statutory accounting records.

Segment profit and loss and selected balance sheet data under Brazilian GAAP is as follows:

	September 30, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	2,941,540	211,682	316,637	1,003,785	4,473,644
Goodwill and Intangible assets	847,743	839,113	43,482	342,118	2,072,456
Loans, net of cash and cash equivalents	(2,933,851)	(291,130)	48,826	29,970	(3,146,185)
Others assets net of other liabilities	2,357,244	363,853	17,317	(2,092,843)	645,571

Total net assets	3,212,676	1,123,518	426,262	(716,970)	4,045,486

Income statement (6 months)
Net Sales	1,733,036	3,314,244	142,858	(260,775)	4,929,363
Gross profit	424,614	235,135	44,160	(74,723)	629,186
Selling, general and administrative expenses	(265,657)	(151,402)	(8,513)	3,439	(422,133)
Operating income	158,957	83,734	35,647	(71,285)	207,053
Other income (expense)	89,114	6,221	5,181	(122,052)	(21,536)
Other selected data:
Additions to PP&E (Capex)	413,483	28,465	148,196	(300)	589,844
Depreciation and amortization	248,466	15,202	4,889	81,503	350,060

	March 31, 2010
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Balance sheet:
Property, plant & equipment (PP&E)	2,775,752	199,983	165,094	1,005,670	4,146,499
Goodwill and Intangible assets	735,198	774,716	38,824	415,596	1,964,334
Loans, net of cash and cash equivalents	(2,443,354)	(249,839)	(59,799)	59,939	(2,693,053)
Others assets net of other liabilities	2,113,306	342,720	7,696	(2,198,446)	265,276

Total net assets	3,180,902	1,067,580	151,815	(717,241)	3,683,056

	September 30,2009
	S&E	CCL	RUMO	Adjustment/ elimination	Consolidated
	Brazilian GAAP				US GAAP
Income statements (6 months)
Net Sales	1,278,176	2,599,801	44,928	(286,981)	3,635,924
Gross profit	266,074	198,459	12,694	(58,242)	418,985
Selling, general and administrative expenses	(214,306)	(116,646)	(4,338)	47,421	(287,869)
Operating income	51,768	81,813	8,356	(10,821)	131,116
Other income (expenses)	39,352	476	321	(47,184)	(7,035)
Other selected data:
Additions to PP&E (Capex)	427,679	10,830	-	-	438,509
Depreciation and amortization	153,011	9,132	3,664	41,260	207,067

32

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

b.  Detailed net sales per segment

	September 30, 2010	September 30, 2009
S&E (Brazilian GAAP)
Sugar	1,106,711	763,683
Ethanol	508,267	432,109
Cogeneration	75,824	36,660
Other	42,234	45,724
	1,733,036	1,278,176
CCL (Brazilian GAAP)
Fuels	3,034,412	2,408,126
Lubricants	232,195	171,954
Other	47,637	19,721
	3,314,244	2,599,801
Rumo (Brazilian GAAP)
Port lifting	42,202	43,481
Logistics	100,656	1,447
	142,858	44,928

Adjustments / eliminations	(260,775)	(286,981)
Total (US GAAP)	4,929,363	3,635,924

c.   Net sales by region

The percentage of net sales by geographic area for the six-month periods ended September 30, 2010 and 2009 are as follows:

	September 30, 2010	September 30, 2009
Sales by geographic area

Brazil	60.02%	52.10%
Europe	34.84%	29.37%
Middle east and Asia	1.59%	3.05%
North America	1.15%	14.02%
Latin American (Except Brazil)	0.07%	1.46%
Others	2.33%	-
Total	100.00%	100.00%

33

COSAN LIMITED

Notes to the condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)
(Unaudited)

16.	Segment information (Continued)

d.  Concentration of clients

S&E

There are several clients in this segment, one of which represents more than 10% of the segment net sales -- the SUCDEN Group (15.7% for the six-month period ended September 30, 2010 and 15.1% for the six-month period ended September 30, 2009).

CCL

In this segment there are no clients that represent more than 10% of the net sales for the six-month period ended September 30, 2010 and 2009.

Rumo

For the six-month period ended September 30, 2010 42.7% of the segment net sales were generated from sales to the S&E segment (34.9% for the six-month period ended September 30, 2009). There are two other customers which represented more than 10% of the net sales for six-month period ended September 30, 2010 and 2009 of this segment.  SUCDEN Group accounted for 17% of segment sales for the six-month period ended September 30, 2010 (21% for the six-month period ended September 30, 2009) and the ED&F Man Group accounted for 22.6% of segment sales for the six-month period ended September 30, 2010 (no sales in the previous period).

17.	Subsequent events

Perpetual Notes

On November 5, 2010 the subsidiary Cosan Overseas Limited issued Perpetual Notes in the foreign market, in accordance with “Regulation S” for US$300,000, which are subject to interest of 8.25% p.a. The notes are guaranteed by Cosan S.A.

34

Item 3

Unconsolidated and Consolidated
Quarterly Financial Information

Cosan S.A. Indústria e Comércio

September 30, 2010

“A free translation into English of the original issued in Portuguese”

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

September 30, 2010

Table of contents

Special review report of independent auditors	1

Unaudited quarterly financial information

Unaudited balance sheets	3
Unaudited statements of operations	5
Unaudited statement of changes in shareholders’ equity	6
Unaudited statements of cash flows	7
Notes to the unaudited quarterly financial information	9

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

SPECIAL REVIEW REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders of

Cosan S.A. Indústria e Comércio

1.
We have performed a special review of the accompanying Quarterly Financial Information of Cosan S.A. Indústria e Comércio (parent company and consolidated) for the quarter ended September 30, 2010, including the balance sheets, statements of operations and cash flows, report on the Company’s performance and explanatory notes, prepared under the management’s responsibility.

2.
Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), which comprised principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to in the first paragraph for it to comply with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information.

4.
As mentioned in Note 2, during the 2009, CVM approved several Pronouncements, Interpretations and Technical Orientations issued by the Committee of Accounting Pronouncements (“CPC”) effective 2010, which have changed accounting practices adopted in Brazil. As permitted by CVM Deliberation 603/09, management of the Company opted to present is Quarterly Financial Information using the same accounting standards adopted in Brazil until December 31, 2009, therefore, it did not apply the new pronouncements effective in 2010. As required by the CVM Deliberation, the Company disclosed this fact in Note 2 of the Quarterly Financial Information as well as the description of the main changes the can have an impact in its financial statements at the end of the year and the reasons that avoid the presentation of the estimated effects in shareholders’ equity and income, as required by the Deliberation.

São Paulo, November 10, 2010

ERNST & YOUNG TERCO
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited balance sheets
September 30, 2010 and 2009
(In thousands of reais)

		Parent Company		Consolidated
		September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Assets
Current assets
Cash and cash equivalents	Note 4	45,798	85,071	988,367	1,054,914
Restricted cash		75,950	51,274	75,950	51,274
Trade accounts receivable	Note 5	58,116	106,806	760,031	619,127
Derivative financial instruments	Note 20	185,594	148,767	165,981	144,507
Inventories	Note 6	527,440	380,238	1,938,814	1,433,659
Advances to suppliers		78,730	84,266	293,879	323,472
Related parties	Note 7	559,314	530,338	21,216	49,883
Deferred income and social contribution taxes	Note 12.b	12,522	12,695	94,512	94,581
Recoverable taxes		124,945	117,968	396,386	355,375
Dividends		2,204	69,329	-	-
Other assets		11,768	10,945	71,935	68,329
		1,682,381	1,597,697	4,807,071	4,195,121

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 15	-	-	339,232	336,273
CTNs-Restricted Brazilian Treasury Bills	Note 13	34,705	33,040	228,513	217,550
Deferred income and social contribution taxes	Note 12.b	177,292	139,612	576,128	521,474
Advances to suppliers		20,062	13,301	65,142	52,494
Related parties	Note 7	681	447	77,845	79,612
Recoverable Taxes		-	-	36,567	38,812
Other assets		5,049	5,469	188,605	177,873
Permanent assets
Investments	Note 8	6,464,172	6,204,589	207,585	193,625
Property, plant and equipment	Note 9	855,163	841,064	5,878,400	5,836,039
Intangible assets	Note 10	395,265	399,400	2,931,775	2,921,239
		7,952,389	7,636,922	10,529,792	10,374,991

Total assets		9,634,770	9,234,619	15,336,863	14,570,112

		Parent Company		Consolidated
		September 30, 2010	June 30, 2010	September 30, 2010	June 30, 2010
Liabilities
Current liabilities
Loans and financing	Note 13	671,878	465,333	1,058,598	860,304
Derivative financial instruments	Note 20	96,123	37,437	96,123	37,437
Trade accounts payable		197,970	156,544	832,087	716,254
Salaries payable		71,925	77,574	225,489	219,887
Taxes and social contributions payable	Note 11	47,230	30,886	239,154	197,350
Dividends payable	Note 16.b	7,038	116,569	7,038	116,569
Related parties	Note 7	155,672	147,092	65,960	120,073
Other liabilities		51,280	58,945	198,362	189,395
		1,299,116	1,090,380	2,722,811	2,457,269

Noncurrent liabilities
Loans and financing	Note 13	1,612,915	1,630,756	5,310,811	5,322,684
Taxes and social contributions payable	Note 11	88,184	87,803	606,302	597,862
Provision for judicial demands	Note 14	82,763	74,463	469,297	456,083
Related parties	Note 7	920,798	979,115	-	-
Actuarial liability	Note 24	-	-	57,774	59,774
Deferred income and social contribution taxes	Note 12.b	245,003	197,862	425,496	341,294
Other liabilities		38,417	35,318	150,317	146,497
		2,988,080	3,005,317	7,019,997	6,924,194

Minority shareholders’ interest			-	246,481	49,727

Shareholders’ equity	Note 16
Capital		4,691,135	4,687,826	4,691,135	4,687,826
Capital reserves		51,484	51,136	51,484	51,136
Income reserves		290,817	374,248	290,817	374,248
Other comprehensive income		(134,307)	16,993	(134,307)	16,993
Accumulated income		448,445	8,719	448,445	8,719
		5,347,574	5,138,922	5,347,574	5,138,922
Total liabilities and shareholders’ equity		9,634,770	9,234,619	15,336,863	14,570,112

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of operations
Quarters ended September 30, 2010 and 2009
(In thousands of reais, except earnings per share)

		Parent Company		Consolidated
		September 30, 2010	September 30, 2009	September, 2010	September 30, 2009
Gross operating sales
Sales of goods and services		627,870	560,989	5,199,751	3,907,236
Taxes and sales deductions		(39,522)	(21,482)	(483,664)	(331,900)
Net operating sales		588,348	539,507	4,716,087	3,575,336

Cost of goods sold and services rendered		(418,691)	(443,386)	(3,987,623)	(3,051,504)

Gross profit		169,657	96,121	728,464	523,832

Operating income (expenses)
Selling expenses		(47,244)	(32,919)	(264,617)	(211,317)
General and administrative expenses		(69,908)	(62,153)	(137,500)	(116,190)
Financial, net	Note 18	232,179	43,629	(80,163)	78,889
Income (loss) on equity investments	Note 8	277,212	150,551	(3,751)	29
Other operating income (expenses), net	Note 19	(34,542)	3,169	183,943	2,520
		357,697	102,277	(141,762)	(246,069)
Operating income before income and social contribution taxes		527,354	198,398	586,702	277,763

Income and social contribution taxes
Current	Note 12.a	-	-	(21,829)	(27,892)
Deferred	Note 12.a	(87,628)	(25,031)	(105,321)	(75,925)
		(87,628)	(25,031)	(127,150)	(103,817)

Net income before minority interest		439,726	173,367	459,552	173,946

Minority interest		-	-	(19,826)	(579)

Net income for the period		439,726	173,367	439,726	173,367

Earnings per share – in Reais		1.08105	0.46546

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of operations
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except earnings per share)

		Parent Company		Consolidated
		September 30, 2010	September 30, 2009	September, 2010	September 30, 2009
Gross operating sales
Sales of goods and services		1,219,941	1,226,985	9,569,127	7,750,741
Taxes and sales deductions		(67,787)	(58,210)	(853,418)	(609,302)
Net operating sales		1,152,154	1,168,775	8,715,709	7,141,439

Cost of goods sold and services rendered		(858,544)	(986,056)	(7,480,682)	(6,249,922)

Gross profit		293,610	182,719	1,235,027	891,517

Operating income (expenses)
Selling expenses		(77,263)	(80,387)	(479,827)	(420,887)
General and administrative expenses		(121,734)	(106,611)	(257,705)	(205,475)
Financial, net	Note 18	128,342	386,938	(59,177)	512,322
Income (loss) on equity investments	Note 8	329,767	259,543	(4,102)	(3,525)
Goodwill realized through sale	Note 8	-	-	-	(85,589)
Other operating income (expenses), net	Note 19	(39,159)	6,784	181,614	75,004
		219,953	466,267	(619,197)	(128,150)
Operating income (loss) before income and social contribution taxes		513,563	648,986	615,830	763,367

Income and social contribution taxes
Current	Note 12.a	-	-	(33,535)	(51,204)
Deferred	Note 12.a	(65,118)	(138,350)	(112,122)	(210,512)
		(65,118)	(138,350)	(145,657)	(261,716)

Net income before minority interest		448,445	510,636	470,173	501,651

Minority interest		-	-	(21,728)	8,985

Net income for the period		448,445	510,636	448,445	510,636

Earnings per share – in Reais		1.10248	1.37096

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of changes in shareholders’ equity
Quarter ended September 30, 2010
(In thousands of reais)

	Unconsolidated and Consolidated
	Capital	Capital reserve	Income reserve	Retained earnings / (accumulated losses)	Other comprehensive	Total
Balance on June 30, 2010	4,687,826	51,136	374,248	8,719	16,993	5,138,922

Capital increase	3,309	-	-	-	-	3,309
Recorded granted options	-	348	-	-	-	348
Other comprehensive income	-	-	-	-	(151,300)	(151,300)
Dividends	-	-	(83,431)	-	-	(83,431)
Net income in the period	-	-	-	439,726	-	439,726

Balance on September 30, 2010	4,691,135	51,484	290,817	448,445	(134,307)	5,347,574

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statement of changes in shareholders’ equity
Periods of six months ended September 30, 2010 and 2009
(In thousands of reais)

	Unconsolidated and Consolidated
	Capital	Capital reserve	Income reserve	Retained earnings / (accumulated losses)	Other comprehensive	Total
Balance on March 31, 2010	4,687,826	50,626	374,248	-	(2,944)	5,109,756

Capital increase	3,309	-	-	-	-	3,309
Recorded granted options	-	858	-	-	-	858
Other comprehensive income	-	-	-	-	(131,363)	(131,363)
Dividends	-	-	(83,431)	-	-	(83,431)
Net income in the period	-	-	-	448,445	-	448,445

Balance on September 30, 2010	4,691,135	51,484	290,817	448,445	(134,307)	5,347,574

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows
Quarters ended September 30, 2010 and 2009
(In thousands of reais)

	Parent Company		Consolidated
	September 30, 2010	September 30, 2009	September, 2010	September 30, 2009
Cash flows from operating activities
Net income for the period	439,726	173,367	439,726	173,367
Adjustments to reconcile net income for the period to cash provided by operating activities
Depreciation and amortization	73,140	54,259	286,427	156,805
Losses (income) on equity investments	(277,212)	(150,551)	3,751	(29)
Loss (income) from disposal of permanent assets	1,768	124	(11,830)	831
Deferred income and social contribution taxes	87,628	25,031	105,321	75,925
Set-up (reversal) of provision for legal claims, net	10,371	(2,089)	23,632	492
Minority interest	-	-	19,826	579
Recorded granted options	348	5,064	348	5,064
Interest, monetary and exchange variation, net	(100,714)	(87,392)	(55,986)	(83,988)
Capital gain	-	-	(223,074)	-
Other	(4,084)	(5,535)	(16,568)	(8,081)
	230,971	12,278	571,573	320,965
Changes in assets and liabilities
Trade accounts receivables	46,400	28,011	(153,378)	(24,861)
Inventories	(128,292)	(123,807)	(425,706)	(328,087)
Recoverable taxes	(6,977)	(18,920)	(38,766)	(43,389)
Advances to suppliers	(1,225)	(19,079)	16,945	19,687
Suppliers	41,426	40,204	115,833	49,751
Salaries payable	(5,649)	8,804	5,602	28,601
Taxes payable	14,348	2,690	34,248	3,511
Derivative financial instruments and restricted cash	(232,210)	(3,704)	(214,568)	(3,733)
Other assets and liabilities, net	12,396	(1,698)	(65,439)	(13,779)
	(259,783)	(87,499)	(725,229)	(312,299)
Net cash generated (used) from operating activities	(28,812)	(75,221)	(153,656)	8,666
Cash flows from investments activities
Acquisition of investments, net of cash received and goodwill	(12,720)	(15,344)	(12,720)	(16,037)
Addition to property, plant and equipment, software and other intangible assets	(100,552)	(30,312)	(398,910)	(359,095)
Cash from the sale of other permanent assets	97	23	17,234	1,450
Dividends receivables	100,100	-	-	-
Net cash used in investment activities	(13,075)	(45,633)	(394,396)	(386,810)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows--Continued
Quarters ended September 30, 2010 and 2009
(In thousands of reais)

	Parent Company		Consolidated
	September 30, 2010	September 30, 2009	September, 2010	September 30, 2009
Cash flows from financing activities
Loans and financing funded	306,981	49,555	495,879	1,045,760
Amortization of principal and interest on loans and financings	(56,641)	(119,489)	(224,719)	(317,836)
Related parties	(58,071)	59,106	-	(335,427)
Capital increase	3,309	1,374	403,309	1,374
Dividends payments	(192,964)	-	(192,964)	-
Net cash generated (used) by financing activities	2,614	(9,454)	481,505	393,871
Net increase (decrease) in cash and cash equivalents	(39,273)	(130,308)	(66,547)	15,727
Cash and cash equivalents at the beginning of the period	85,071	307,907	1,054,914	932,920
Cash and cash equivalents at the end of the period	45,798	177,599	988,367	948,647

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows
Six month periods ended September 30, 2010 and 2009
(In thousands of reais)

	Parent Company		Consolidated
	September 30, 2010	September 30, 2009	September, 2010	September 30, 2009
Cash flows from operating activities
Net income for the period	448,445	510,636	448,445	510,636
Adjustments to reconcile net income for the period to cash provided by operating activities
Depreciation and amortization	129,390	116,816	475,618	326,722
Losses (income) on equity investments	(329,767)	(259,543)	4,102	3,525
Loss (income) from disposal of permanent assets	1,699	(127)	(8,718)	(102,337)
Goodwill amortization and realized through sale	-	-	-	85,589
Deferred income and social contribution taxes	65,118	138,350	112,122	210,512
Recording of provision for legal claims	13,859	(1,497)	34,288	3,382
Minority interest	-	-	21,728	(8,985)
Recorded granted options	858	8,543	858	8,543
Interest, monetary and exchange variation, net	(15,140)	(331,001)	106,585	(371,797)
Capital Gain	-	-	(223,074)	-
Other	(1,213)	(10,637)	2,346	(1,499)
	313,249	171,540	974,300	664,291
Changes in assets and liabilities
Trade accounts receivables	163,095	4,970	(121)	85,484
Inventories	(220,469)	(86,471)	(710,328)	(160,374)
Recoverable taxes	(6,958)	(27,312)	(60,071)	(32,995)
Advances to suppliers	(24,677)	(42,098)	(59,728)	(56,043)
Suppliers	81,607	79,275	262,688	96,717
Salaries payable	23,166	31,700	83,905	69,955
Taxes payable	686	5,942	5,209	(53,612)
Derivative financial instruments and restricted cash	(158,304)	(66,238)	(143,865)	(63,768)
Other assets and liabilities, net	(28,772)	(5,938)	(6,363)	(6,768)
	(170,626)	(106,170)	(628,674)	(121,404)
Net cash generated from operating activities	142,623	65,370	345,626	542,887
Cash flows from investments activities
Acquisition of investments, net of cash received and goodwill	(12,720)	(19,244)	(16,467)	42,502
Addition to property, plant and equipment, software and other intangible assets	(212,819)	(85,450)	(999,314)	(792,841)
Cash from the sale of other permanent assets	374	309	17,906	119,181
Dividends receivables	100,100	-	-	-
Net cash used in investment activities	(125,065)	(104,385)	(997,875)	(631,158)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows--Continued
Six month periods ended September 30, 2010 and 2009
(In thousands of reais)

	Parent Company		Consolidated
	September 30, 2010	September 30, 2009	September, 2010	September 30, 2009
Cash flows from financing activities
Loans and financing funded	417,090	52,239	1,138,273	1,218,659
Amortization of principal and interest on loans and financing	(369,124)	(180,906)	(786,368)	(445,685)
Related parties	(115,996)	(44,819)	-	(456,786)
Capital increase	3,309	1,374	403,309	1,374
Dividends payments	(192,964)	-	(192,964)	-
Net cash generated (used) by financing activities	(257,685)	(172,112)	562,250	317,562
Net increase (decrease) in cash and cash equivalents	(240,127)	(211,127)	(89,999)	229,291
Cash and cash equivalents at the beginning of the period	285,925	388,726	1,078,366	719,356
Cash and cash equivalents at the end of the period	45,798	177,599	988,367	948,647

The notes are an integral part of the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

1.	Operations

Cosan S.A. Indústria e Comércio ("Company" or "Cosan"), with principal place of business in the city of Barra Bonita, São Paulo, is a publicly-held Company, controlled by Cosan Limited, headquartered in Ilhas Bermudas, which holds 62.2% of its capital.

The primary activities of Cosan, and its subsidiaries are (i) the manufacturing and trading of sugar and ethanol, as well as energy cogeneration from sugarcane bagasse, (ii) the distribution of fuel and lubricants, and (iii) logistics transportation, warehousing and port lifting services.

The Company has 23 producing units, located in e São Paulo, Goiás and Mato Grosso do Sul States, with a nominal capacity of milling 60 million tons of sugarcane per year, producing approximately 4.2 million tons of varied qualities of raw and refined sugar, and approximately 2.3 billion liters of anhydrous and hydrated ethanol.

The Company, through its subsidiary Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”), operates fuel and lubricant distribution units and owns a lubricant plant located in the City of Rio de Janeiro, in the State of Rio de Janeiro, which ranks the Company among the 4 largest fuel distribution companies in Brazil. Cosan CL serves over 1,700 fuel stations throughout the Brazilian territory by selling about 5 billion liters of fuel, 93 million cubic meters of GNV and 135 thousand cubic meters of lubricants per annum. The Company, through Cosan CL, has expanded its business model and has become the first integrated renewable energy company, operating from the planting of sugarcane to the distribution and sale of by derived fuels or not in the retail market.

Additionally, the Company provides logistics transportation, warehousing and port lifting services in the State of São Paulo through its Santos-based indirect subsidiary Rumo Logística S.A..

Joint venture with Shell International Petroleum Company (“Shell”)

On August 25, 2010, the Company has announced the closing of the negotiation process with Shell and, the Company and Shell together has signed final agreements to provide for the creation of a proposed Joint Venture (“Joint Venture” or “JV”) involving certain assets in their respective net equity.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

1.	Operations (Continued)

Joint venture with Shell International Petroleum Company (“Shell”) (continued)

The closing of the transaction is subject to normal closing terms and conditions, including the obtaining of necessary governmental approvals and the lack of a material adverse change in each party, in addition to other contractual matters.

Assets contributed by Cosan and Shell (unaudited)

Cosan will transfer a part of its assets and liabilities to the JV, including those indicated below:

•	All sugar and ethanol plants;
•	All energy cogeneration projects, including 8 future cogeneration plants, which were not provided for in the Memorandum of Understanding;
•	All operations in the fuel distribution and sales segment;
•	All ethanol logistics assets;
•	Net indebtedness in the approximate amount of US$2.5 billion (approximately R$4.2 billion as of September 30, 2010) and working capital liabilities during the ordinary course of business; and,
•	Additional indebtedness in the approximate amount of R$500,000 with BNDES, currently used in sugar- and ethanol-driven investments, taken as of March 31, 2010 until the closing of the transaction.

In turn, Shell will transfer part of its assets to JV, including the following:

•	All fuel distribution and sales operations of worldwide Shell in the Brazilian market;
•	All aviation fuel distribution operations in Brazil;
•	Its stake in two companies (Iogen and Codexis), focused on the biomass fuel research & development, including ethanol; and,
•
A contribution of capital to JV in cash in the approximate amount of US$ 1.6 billion (approximately R$2.7 billion as of September 30, 2010), consisting of: (i) payments in cash in the amount of US$1.3 billion within a period of two years counted from the closing date of the transaction, equivalent to US$ 1.6 billion, net of the payments to be made to Shell and its affiliates relating to the trademark license and other supplementary agreements for a period of 10 years, and (ii) other payments and prepayments in cash, in the approximate amount of US$325 million, to the JV or on the JV’s behalf, relating to supplementary agreements entered into by and between Shell and its affiliates and the JV.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

1.	Operations (Continued)

Cosan’s and Shell’s assets not contributed to the JV (unaudited)

Cosan shall retain and, therefore, not transfer to the JV:

•	The lubricant production and sales segments;
•	The logistics segments, which is managed by its indirect subsidiary Rumo Logística S.A.;
•	The land prospection and development segment, which is managed by its affiliate Radar Propriedades Agrícolas S.A.;
•	The retail brands, e.g. “Da Barra” and “União”;
•
The sugar retail brands which, at Cosan’s discretion, may be used in the sugar retail segment to be operated by Cosan (provided that upon negotiation and agreement with Shell prior to the closing of the transaction) or licensed to JV, at market price; and,

•	The right to conduct its own sugar sales activities worldwide.

Shell, in turn, shall not transfer to the proposed JV:

•	The chemical product, gas & energia and E&P (Energy and Power) segments in Brazil, lubricant segment, including manufacturing and marketing; and,
•	The “Shell” brand which will be however licensed to the proposed JV for use in the fuel distribution operation, including in the retail segment, in Brazil, based upon agreed terms and conditions.

Shareholding Composition of the JV (unaudited)

The proposed JV shall be composed of three separate entities:

(1)  A Sugar & Ethanol company to produce sugar and ethanol and be in charge of cogeneration activities, among other activities. Cosan and Shell will each hold 50% interest in such entity, in the form of common shares. Moreover, Cosan will hold 51% of the JV’s voting shares, while Shell will hold 49%;

(2)  A Fuel Distribution company to supply, distribute and sell fuel in Brazil. The resulting company will own a proprietary distribution network with approximately 4,500 gas stations throughout the Brazilian territory. Cosan and Shell will also each hold 50% interest in such entity. Moreover, Cosan will hold 49% of such entity’s voting shares, while Shell will hold 51%;

(3)  A Management company to be the JV’s primary presentation vehicle in the various markets and in charge of the development of a single corporate vision. Cosan and Shell will each hold 50% interest and voting shares in such entity.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

2.	Basis of preparation and presentation of the quarterly financial statements

The Company's quarterly financial statements were prepared based on the accounting standards adopted in Brazil and on the rules issued by the Brazilian Securities and Exchange Commission ("CVM"), observing the accounting guidelines set forth in the corporate law (Law Nº 6404/76) which include the new provisions introduced, amended and revoked by Laws 11638/07 and 11941/09, as well as standards, guidelines and interpretations issued by the Accounting Standards Board ("CPC"). These quarterly financial statements were approved by the Company's Board of Directors on November 4, 2010

In 2009, the CPC has issued and CVM has approved various Technical Pronouncements, Interpretations and Instructions, with mandatory adoption only for the years beginning January 1, 2010, subject to the re-presentation of quarterly information for the comparative period by the Companies.

CVM, through Resolution 603, of November 10, 2009, authorized the publicly-held companies to adopt in advance these pronouncements for the year ended December 31, 2009, provided that these pronouncements were fully adopted.

Moreover, CVM also authorized the presentation of the quarterly information in 2010 in accordance with the accounting practices effective on December 31, 2009, upon disclosure of a note to the financial statements describing the main changes which could affect the financial statements on the year end, as well as estimates as regards to the possible effects on the shareholders’ equity and statement of income or clarifications for the lack of such estimates. In the case this option is adopted, the companies must present again the ITRs in 2010, as compared to 2009, also adjusted in accordance with the rules for 2010, at least as regards to the presentation of the financial statements for the year beginning January 2010.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

2.	Basis of preparation and presentation of the quarterly financial statements (Continued)

The Company decided to present its information for the first and second quarters of 2010 in accordance with the rules effective up to December 31, 2009, considering that the adjustments according to the international accounting standards require review of flows, internal controls, systems and other material aspects, which are still in progress and, therefore, the Company is not able to currently present accurate estimates related to the possible effects. However, the Company, at its best discretion, evaluated the technical pronouncements already issued and concluded that, except for the technical pronouncements referred to below, the other technical pronouncements will not adversely affect the Company’s equity and financial condition, on an individual and consolidated basis, taking into consideration the transactions up to the date this quarterly information was disclosed:

•	CPC 15 – Business combinations

•	CPC 16 – Inventories

•	CPC 20 – Borrowing costs

•	CPC 22 – Segment reporting

•	CPC 24 – Subsequent event

•	CPC 26 – Presentation of financial statements

•	CPC 27 – Property, plant and equipment

•	CPC 29 – Biological assets and agricultural products

•	CPC 37 – First time adoption of International Accounting Standards and CPC 43 Initial adoption of CPC standards 15 through 40

•	CPC 38 – Financial Instruments: Recognition and Measurement

•	CPC 39 – Financial Instruments: Presentation

•	CPC 40 – Financial Instruments: Disclosure

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

3.	Summary of Significant Accounting Policies

The quarterly information has been prepared in accordance with the principles, practices and criteria in line with those adopted in preparing the financial statements as of March 31, 2010 and quarterly information as of June 30, 2010, and should be read together with such information.

The Company reclassified certain comparative balances (parent company) for better presentation of the aforesaid quarterly information.

Derivative financial instruments (hedge)

In the quarter and six-month period ended September 30, 2010, the Company has adopted the practice of accounting for hedge, called as hedge accounting, in conformity with the provisions introduced by the OCPC Technical Instruction 03, of November 19, 2009.

In general, derivative financial instruments are stated at fair value as a contra-entry to net income.

Certain derivative financial instruments may be designated as hedge accounting based on three types of transactions: (i) cash flow hedge, (ii) fair value hedge or (iii) net investment hedge in a foreign transaction.

Cash flow hedge

In respect of the cash flow hedge, the effective portion of the gain or loss from the hedge instrument which is considered as an effective hedge is directly recognized in shareholders’ equity, in line item Adjustment to Shareholders’ Equity. The ineffective portion of the gain or loss from the hedge instrument is directly recognized in net income (loss) for the period as operating income or expense.

Fair value hedge and net foreign investment hedge

The Company does not have any derivative financial instruments designated in these types of transactions.

Other financial instruments not classified as hedge instruments

Derivative instruments not classified in the definition of hedge accounting are recorded at fair value against net income (loss).

The effects resulting from the adoption of the hedge accounting are described in Note 20 to the financial statements.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

3.	Summary of Significant Accounting Policies (Continued)

Consolidation of quarterly information

The consolidated quarterly information was prepared in accordance with the basic consolidation principles, including the following main procedures: (i) elimination of asset and liability accounts amongst the consolidated companies; (ii) elimination of investments, proportionally to the parent company’s interest in the subsidiaries’ shareholders’ equity; (iii) elimination of revenues and expenses resulting from the businesses carried out amongst the consolidated companies; and (iv) elimination of unrealized revenues arising from consolidated intercompany transactions, as necessary.

The main consolidated companies are listed below:

	Direct and indirect interest as of
	09/30/10	06/30/10
Administração de Participações Aguassanta Ltda.	91.5%	91.5%
Cosan S.A Açúcar e Álcool	99.6%	99.6%
Águas da Ponte Alta S.A.	99.6%	99.6%
Vale da Ponte Alta S.A.	99.6%	99.6%
Agrícola Ponte Alta S.A.	99.6%	99.6%
Cosan Centroeste S.A. Açúcar e Álcool	99.6%	99.6%
Barra Bioenergia S.A.	99.6%	99.6%
DaBarra Alimentos S.A.	99.6%	99.6%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	99.6%	99.6%
Benálcool Açúcar e Álcool S.A.	99.6%	99.6%
Barrapar Participações Ltda.	99.6%	99.6%
Aliança Indústria e Comercio de açúcar e Álcool S.A.	99.6%	99.6%
Agrobio Investimentos e Participações S.A.	99.6%	99.6%
Bioinvestments Negócios e Partipações S.A.	99.6%	99.6%
Proud Participações S.A.	99.9%	99.9%
Cosan Distribuidora de Combustíveis Ltda.	99.9%	99.9%
Cosan S.A. Bioenergia	100.0%	100.0%
Cosan International Universal Corporation	100.0%	100.0%
Cosan Finance Limited	100.0%	100.0%
Grançucar S.A. Refinadora de Açúcar	100.0%	100.0%
Cosan Combustíveis e Lubrificantes S.A.	100.0%	100.0%
Copsapar Participações S.A.	90.0%	90.0%
Novo Rumo Logística S.A. (1)	92.9%	92.9%
Rumo Logística S.A. (1)	69.7%	92.9%
Cosan Operadora Portuária S.A. (1)	69.7%	92.9%
Teaçú Armazéns Gerais S.A. (1)	69.7%	92.9%
Pasadena Empreendimentos e Participações S.A.	100.0%	100.0%
Teas Terminal Exportador de Álcool de Santos S.A.	66.7%	66.7%
Cosan Alimentos S.A.	100.0%	100.0%

(1)	Reduction of percentage of ownership interest in Rumo Logística S.A. by virtue of contribution of capital made by noncontrolling shareholders (notes 8 and 19).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

4.     Cash and cash equivalents

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
Cash exposure	143	140	256	411
Overnight investments	-	-	23,936	50,900
Banks - current account	4,283	2,262	66,920	72,940
Amounts pending foreign exchange closing	2,577	44,172	5,182	44,868
Financial investments	38,795	38,497	892,073	885,795
	45,798	85,071	988,367	1,054,914

The balance of Overnight investments refers to financial investments in US dollars made with highly-rated banks, is remunerated according to the Federal Funds rate and may be promptly redeemed.

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred until September 30, 2010.

The balances of financial investments mainly correspond to investments in Bank Deposit Certificates - CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 100.9% of the Interbank Deposit Certificate - CDI.

5.    Trade Accounts Receivable

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
Domestic	42,603	28,947	626,583	547,975
International	16,594	78,843	189,195	127,370
(-) Allowance for doubtful accounts	(1,081)	(984)	(55,747)	(56,218)
	58,116	106,806	760,031	619,127

6.	Inventories

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
Finished goods:
Sugar	222,835	87,113	569,516	298,889
Ethanol	138,506	98,233	561,625	353,665
Fuels and lubricants	-	-	301,566	241,168
Harvest costs	108,375	134,654	312,051	367,319
Supplies and other	65,363	71,204	223,736	218,110
(-) Provision for inventory realization and obsolescence	(7,639)	(10,966)	(29,680)	(45,492)
	527,440	380,238	1,938,814	1,433,659

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

7.	Related parties

	Asset
	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
Cosan S,A, Açúcar e Álcool	546,164	448,868	-	-
Rezende Barbosa S,A, Administração e Participações	-	-	85,404	86,944
Cosan Operadora Portuária S,A,	-	46,270	-	-
Vertical UK LLP	8,970	30,737	13,094	32,490
Other	4,861	4,910	563	10,061
	559,995	530,785	99,061	129,495
Current	(559,314)	(530,338)	(21,216)	(49,883)
Noncurrent	681	447	77,845	79,612

	Liability
	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
Cosan Finance Limited	658,099	688,022	-	-
CCL Finance Limited	302,500	329,072	-	-
Rezende Barbosa S,A, Administração e Participações	-	-	59,773	109,798
Cosan Combustíveis e Lubrificantes S,A,	55,758	63,115	-	-
Logispot Armazéns Gerais S,A,	-	-	3,748	7,496
Other	60,113	45,998	2,439	2,779
	1,076,470	1,126,207	65,960	120,073
Current	(155,672)	(147,092)	(65,960)	(120,073)
Noncurrent	920,798	979,115	-	-

	Parent company
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Asset balance transactions
Fund remittances, net of receipts and credit assignments	(255,907)	401,469	(50,070)	677,288
Capital increase in subsidiary through conversion of credits	-	-	(32,752)	-
Sales of finished products, inputs and services (1)	348,369	22,594	388,359	64,011
Purchases of finished products, inputs and services (1)	(89,595)	(189,282)	(258,339)	(363,892)
Sales of finished products, inputs and services to affiliate and related companies	25,489	24,412	56,408	55,403
Financial income	854	6,272	5,006	8,049
	29,210	265,465	108,612	440,859

Liability balance transactions
Fund raising (payments)	(4,066)	122,699	30,493	69,839
Export per-payment financing	-	321,755	-	321,755
Financial income	(45,671)	(59,874)	(14,815)	(180,863)
	(49,737)	258,930	15,678	210,731

(1)  It consists of operations carried out between Cosan's direct and indirect subsidiaries included in the consolidation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

7.	Related parties (Continued)

	Consolidated
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Asset balance transactions
Cash received due to the sale of finished products, services performed, and assets held	(76,438)	(91,330)	(129,715)	(167,015)
Sales of finished products, inputs and services to affiliate and related companies	46,004	75,476	122,506	144,535
Merged assets	-	-	-	138,682
	(30,434)	(15,854)	(7,209)	116,202

Liability balance transactions
Payments due to purchase of sugarcane raw materials from related companies, net of cash received	(186,080)	(2,861)	(194,165)	(6,910)
Purchase of sugarcane raw materials from related company	131,967	-	245,709	-
Payment of debt assumption (Floating Rate Notes)	-	(322,333)	-	(322,333)
Financial income	-	(16,973)	-	(77,248)
	(54,113)	(342,167)	51,544	(406,491)

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

The credit balance of Cosan S.A Açúcar e Álcool as of September 30, 2010, corresponds to funds remitted to its indirect subsidiary Cosan Centroeste S.A., which remittances were made for account and at the order of such subsidiary and which bear no interest.

The balance payable to Rezende Barbosa S.A. Administração e Participações (“Rezende Barbosa”) refers to the purchase of sugarcane raw materials to be settled during the current year. Moreover, the balance receivable refers to the credits assumed by Rezende Barbosa, in connection with the acquisition of Cosan Alimentos.

The receivable of Cosan Operadora Portuária S.A. refers to advances for payment of freight, which bear no interest.

The receivable of associated company Vertical UK LLP refers to the sale of ethanol, the receipt period of which is 30 days.

The balance payable to Cosan Finance Limited refers to future sugar export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

The balance payable to CCL Finance Limited refers to prepayment contracts for future sugar exports to be settled in 2014, which is subject to US Dollar exchange variation and annual interest of 9.5%.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

7.	Related parties (Continued)

The balance payable to Cosan CL refers to financial funds remitted to the Company, without interest.

The balance payable to Logispot Armazéns Gerais S.A. refers to the outstanding payment of interest acquired.

At September 30, 2010, the Company and its subsidiary Cosan Açúcar e Álcool were lessees of approximately 68.000 hectares of related companies land (unaudited information). Moreover, the Company acquired in the three- and six-month periods ended September 30, 2010 2,471 and 4,891 thousand tones of sugarcane, respectively, from Rezende Barbosa (unaudited information). These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

8.	Investments

	Parent company
	Investees		Investor
	Shareholders' equity	Income (loss)	Interest %		Investments		Equity in subsidiary
	09/30/10	04/01/10 to 09/30/10	09/30/10	06/30/10	09/30/10	06/30/10	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09

Administração de Participações Aguassanta Ltda.	139,489	(1,904)	91.5	91.5	127,630	129,372	(1,742)	2,656	(1,752)	3,806
Cosan S.A. Açúcar e Álcool	2,848,253	(38,735)	95.1	95.1	2,708,033	2,744,861	(36,828)	56,460	(36,935)	80,953
Copsapar Participações S.A.	386,712	175,856	90.0	90.0	348,040	189,770	158,270	2,871	174,198	(8,902)
Novo Rumo Logística S.A.	542,305	247,058	28.8	28.8	156,292	85,090	71,202	1,292	78,368	968
TEAS - Terminal Exportador de Álcool de Santos S.A. (2)	48,435	509	66.7	66.7	39,590	31,950	339	247	469	361
Cosan S.A. Bioenergia	140,055	7,196	100.0	100.0	140,055	132,859	7,196	1,842	8,421	3,805
Radar Propriedades Agrícolas S.A.	880,811	9,212	18.9	18.9	166,641	155,828	1,240	(218)	2,232	1,064
Cosan International Universal Corporation	577	(1)	100.0	100.0	577	614	(1)	(1,334)	(1)	(1,216)
Cosan Finance Limited	20,267	(992)	100.0	100.0	20,267	22,577	(992)	54	(1,855)	1,221
Cosanpar Participações S.A. (1)	-	-	-	-	-	-	-	-	-	72,212
Cosan Combustíveis e Lubrificantes S.A.	1,903,464	54,116	100.0	100.0	1,903,438	1,882,297	54,116	63,795	89,277	85,688
Cosan Alimentos S.A. (3)	285,532	28,391	100.0	100.0	743,151	714,761	28,390	22,886	23,241	24,537
Proud Participações S.A. (4)	55,038	-	93.4	93.4	55,038	55,038	-	-	-	-
Other investments (5)	-	-	-	-	55,420	59,572	(3,978)	-	(5,896)	(4,954)
					6,464,172	6,204,589	277,212	150,551	329,767	259,543

(1)	Merged by Cosan CL on September 23, 2009;
(2)	The investment balances, as of September 30 and June 30, 2010, include the goodwill generated from the acquisition of shares in the amount of R$7.301;
(3)
As of September 30, 2010, this includes the amounts of R$365.240 (same amount as of June 30, 2010) and R$92.380 (same amount as of June 30, 2010) related to the advances for future capital increase and goodwill from acquisition of Curupay, respectively;

(4)	Established upon payment of rural and urban real estate properties; and
(5)	Includes negative equity on shareholders’ deficit, in the amount of R$3,978 and R$5,896 in the quarter and six-month period ended September 30, 2010, respectively.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

8.	Investments (Continued)

During the quarter and six-month period ended September 30, 2010 and 2009, the line item Investments showed the following transactions:

	Parent company
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Opening balances	6,204,589	5,216,142	6,112,223	4,788,932
Equity method	281,190	150,551	335,663	259,543
Addition to investments	12,720	15,344	17,224	19,344
Payment of capital with property plant and equipment and additions resulting from merger spin	-	-	55,038	334,072
Capital increase in subsidiary through conversion of credits	-	-	32,752	-
Merger goodwill	-	-	-	(18,194)
Conversion effect	(1,353)	(3,249)	(1,353)	(3,249)
Dividends	(32,974)	(860)	(87,171)	(2,520)
Other	-	-	(224)	-
Closing balances	6,464,172	5,377,928	6,464,172	5,377,928

	Consolidated
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Opening balances	193,625	181,291	193,123	278,209
Equity method	1,240	29	2,232	(3,525)
Addition to investments	12,720	16,037	12,720	20,037
Payment of capital with property plant and equipment and additions resulting from merger spin	-	-	-	2,769
Investment acquisition advancement write-off	-	-	-	(100,000)
Dividends	-	(860)	-	(860)
Other	-	-	(490)	(133)
Closing balances	207,585	196,497	207,585	196,497

Subscription Agreement due to capital increase in Rumo Logística S.A. (“Rumo”)

On July 2, 2010, the indirect subsidiary Novo Rumo Logística S.A. has entered into a Subscription Agreement with investment vehicles managed by TPG Participações S.A. and GIF LOG Participações S.A. The subscription was carried out upon capital increase in the amount of R$400,000, which was paid up in equal parts by Investors. At the end of such transaction, the Investors subscribed the shares and paid up the capital, upon execution of a shareholders’ agreement. As a result of such transaction, the Company, that indirectly held 92.9% interest in Rumo, became the holder of 69.7% interest which resulted in a net gain due to reduction of the percentage ownership interest in the amount of R$202,755 in the consolidated, recorded in the income statement in line item Other operating income (expenses), net.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

9.	Property, Plant and equipment

		Parent company
		09/30/10			06/30/10
	Average annual depreciation rates (%)	Cost	Accumulated depreciation and amortization	Net	Net
Land and rural properties	-	5,045	-	5,045	5,045
Machinery, equipment and installations	9	557,915	(322,635)	235,280	228,945
Aircraft	10	13,395	(13,395)	-	87
Vehicles	20	106,208	(46,790)	59,418	43,488
Furniture, fixtures and computer equipment	16	32,149	(17,120)	15,029	15,123
Buildings and improvements	4	175,226	(37,733)	137,493	139,204
Construction in progress	-	141,793	-	141,793	113,365
Sugarcane planting costs	20	513,969	(277,390)	236,579	232,802
Parts and components to be periodically replaced	100	105,337	(81,229)	24,108	62,589
Other	-	418	-	418	416

		Consolidated
		09/30/10			06/30/10
	Average annual depreciation rates (%)	Cost	Accumulated depreciation and amortization	Net	Net
Land and rural properties	-	221,542	-	221,542	210,922
Machinery, equipment and installations	10	4,301,167	(1,734,549)	2,566,618	2,020,132
Aircraft	10	30,903	(14,320)	16,583	17,108
Vehicles	19	316,338	(155,458)	160,880	118,370
Furniture, fixtures and computer equipment	14	140,092	(95,699)	44,393	44,719
Buildings and improvements	4	1,164,399	(321,227)	843,172	741,814
Vagons	3	141,647	(1,244)	140,403	87,541
Locomotives	3	85,000	(444)	84,556	-
Construction in progress	-	841,667	-	841,667	1,451,237
Sugarcane planting costs	20	1,611,267	(841,496)	769,771	769,226
Parts and components to be periodically replaced	100	300,824	(224,314)	76,510	197,935
Advances for purchase of property, plant and equipment	-	110,207	-	110,207	175,010
Other	-	2,098	-	2,098	2,025
		9,267,151	(3,388,751)	5,878,400	5,836,039

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to (i) investments in co-generation capacity, (ii) upgrading and expansion of industrial plants, (iii) expanding warehousing capacity, and (iv) advances for purchases of locomotives.

During the quarter and six-month period ended September 30, 2010 and 2009, the line item Property, Plant and Equipment showed the following transactions:

	Parent company
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Opening balances	841,064	768,685	872,122	789,259
Additions to the property plant and equipment	100,498	29,679	210,905	84,817
Write-offs and transfers	(5)	(147)	4,806	(4,070)
Depreciation and amortization	(86,394)	(63,231)	(176,912)	(135,020)
Additions due to merger/acquisition	-	-	(55,038)	-
Closing balances	855,163	734,986	855,163	734,986

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

9.	Property, Plant and equipment (Continued)

	Consolidated
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Opening balances	5,836,039	4,516,362	5,561,065	3,493,947
Additions to the property plant and equipment	391,087	359,095	988,087	779,713
Write-offs and transfers	(2,925)	(2,281)	(5,278)	(16,844)
Transfers	(120)	(27,174)	(16,009)	(27,174)
Depreciation and amortization	(345,681)	(201,803)	(649,465)	(398,428)
Additions due to merger/acquisition	-	-	-	812,985
Closing balances	5,878,400	4,644,199	5,878,400	4,644,199

10.	Intangible assets

	Parent company
	09/30/10			06/30/10
Goodwill (amortized on a straight-line basis until March 31, 2009)	Cost	Accumulated amortization	Net	Net
Acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Payment of capital, Mundial	21,142	(6,342)	14,800	14,800
Acquisition of Corona (ABC 125 and ABC 126)	267,824	(84,811)	183,013	183,013
Acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
	595,804	(218,361)	377,443	377,443
Other intangibles
Software (amortization at the rate of 20% p. a.)	46,280	(28,458)	17,822	21,957

	642,084	(246,819)	395,265	399,400

	Consolidated
	09/30/10			06/30/10
Goodwill (amortized on a straight-line basis until March 31, 2009)	Cost	Accumulated amortization	Net	Net
Acquisition of JVM Participações S.A.	63,720	(53,100)	10,620	10,620
Acquisition of Cosan Açúcar e Álcool	35,242	(34,684)	558	558
Formation of FBA	22,992	(18,585)	4,407	4,407
Acquisition of Univalem S.A. Açúcar e Álcool	24,118	(19,100)	5,018	5,018
Acquisition of Grupo Destivale	69,917	(27,423)	42,494	42,494
Acquisition of Grupo Mundial	127,953	(40,518)	87,435	87,435
Payment of capital, Mundial	21,142	(6,342)	14,800	14,800
Acquisition of Corona	818,833	(255,817)	563,016	563,016
Acquisition of Usina Açucareira Bom Retiro S.A.	115,165	(33,590)	81,575	81,575
Acquisition of Usina Santa Luíza	47,053	(4,705)	42,348	42,348
Acquisition of Benálcool	167,300	(18,053)	149,247	149,247
Acquisition of Aliança	1,860	-	1,860	1,860
Acquisition of Cosan CL	1,397,518	-	1,397,518	1,388,062
Acquisition of Teaçu	73,668	-	73,668	73,668
Formation of Curupay (Cosan Alimentos)	92,380	-	92,380	92,380
Acquisition of Açúcar União	74,832	(57,371)	17,461	17,461
Acquisition of Destilaria Paraguaçu	166,656	-	166,656	166,656
Subscription of shares of Nova América	121,893	-	121,893	121,893
Purchase of shares of TEAS	7,301	-	7,301	7,301
	3,449,543	(569,288)	2,880,255	2,870,799
Other intangibles
Software (amortization at the rate of 20% p. a.)	92,744	(60,457)	32,287	37,524
Other	20,707	(1,474)	19,233	12,916
	113,451	(61,931)	51,520	50,440
	3,562,994	(631,219)	2,931,775	2,921,239

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

10.	Intangible assets (Continued)

During the quarter and six-month period ended September 30, 2010 and 2009, the line item Intangible Assets showed the following transactions:

	Parent company
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Opening balances	399,400	405,572	399,648	403,918
Additions to goodwill, net of write offs	-	-	-	18,194
Increase in software and other intangibles	54	633	54	633
Amortization of software and other intangibles	(2,329)	(2,323)	(4,661)	(4,557)
Other	(1,860)	-	224	3,888
Closing balances	395,265	403,882	395,265	422,076

	Consolidated
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Opening balances	2,921,239	2,724,336	2,901,308	2,418,753
Additions to goodwill, net of write offs	9,455	13,128	12,772	98,290
Increase in software and other intangibles	7,823	-	11,227	-
Accretion from mergers/acquisition	-	-	-	306,010
Goodwill derived from disposals	-	-	-	(85,589)
Transfers	120	27,174	16,009	27,174
Amortization of software and other intangibles	(4,383)	-	(12,329)	-
Other	(2,479)	-	(2,788)	-
Closing balances	2,931,775	2,764,638	2,931,775	2,764,638

11.	Taxes and social contributions payable

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
ICMS	5,638	952	61,177	37,938
IPI	1,090	349	23,219	15,419
INSS	10,840	6,943	29,939	24,011
PIS	467	71	7,148	4,698
COFINS	2,148	324	32,995	21,864
Installment payments – Refis IV	99,195	98,313	659,762	662,653
Income and social contribution taxes payable	-	-	2,302	6,126
Other	16,036	11,737	28,914	22,503
	135,414	118,689	845,456	795,212
Current	(47,230)	(30,886)	(239,154)	(197,350)
Noncurrent	88,184	87,803	606,302	597,862

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

11.	Taxes and social contributions payable (Continued)

Noncurrent amounts will become due as follows:

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
13 to 24 months	11,966	12,070	65,699	64,113
25 to 36 months	7,992	8,596	60,411	60,289
37 to 48 months	6,668	6,411	56,559	54,702
49 to 60 months	6,638	6,389	56,476	54,635
61 to 72 months	6,102	6,063	54,888	53,842
73 to 84 months	5,977	5,736	44,259	45,126
85 to 96 months	5,977	5,736	42,823	41,604
As from 97 months	36,864	36,802	225,187	223,551
	88,184	87,803	606,302	597,862

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs, particularly with the regular payment of the installments as required by applicable law. The required conditions are fully complied by the Company and its subsidiaries.

General considerations

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filling.

12.	Income and Social Contribution Taxes

a)  Reconciliation of income and social contribution tax expenses:

	Parent company
	07/01/2010 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Profit before income tax and social contribution	527,354	198,398	513,563	648,986
Income tax and social contribution at nominal rate (34%)	(179,300)	(67,455)	(174,611)	(220,655)
Adjustments for calculation of effective rate:
Equity in the results	95,605	51,187	114,126	88,244
Payment of non-deductible goodwill	-	(4,992)	-	(4,992)
Non-deductible donations and contributions	(2,984)	(487)	(3,406)	(875)
Options recognized and granted	(118)	(1,722)	(292)	(2,905)
Other	(831)	(1,562)	(935)	2,833
Total current and deferred taxes	(87,628)	(25,031)	(65,118)	(138,350)
Effective rate	16.62%	12.62%	12.68%	21.32%

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

12.	Income and Social Contribution Taxes (Continued)

a)  Reconciliation of income and social contribution tax expenses (continued)

	Consolidated
	07/01/2010 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Profit before income tax and social contribution	586,702	277,763	615,830	763,367
Income tax and social contribution at nominal rate (34%)	(199,479)	(94,439)	(209,382)	(259,545)
Adjustments for calculation of effective rate:
Equity in the results	242	10	123	(1,199)
Payment of non-deductible goodwill		(11,653)		(11,653)
Non-deductible donations and contributions	(4,449)	(820)	(5,913)	(1,309)
Options recognized and granted	(118)	(1,722)	(292)	(2,905)
Capital gain based on shareholding interest variation	75,845	-	75,845	-
Other	809	4,807	(6,038)	14,895
Total current and deferred taxes	(127,150)	(103,817)	(145,657)	(261,716)
Effective rate	21.67%	37.38%	23.65%	34.28%

b)  Deferred income and social contribution tax assets:

	Parent company
	09/30/10				06/30/10
	Basis	IRPJ 25%	CSSL 9%	Total	Total
Provisions for court judgments and other interim differences	142,939	35,735	12,864	48,599	50,330
Tax losses	415,311	103,828	-	103,828	74,976
Social contribution negative basis	415,412	-	37,387	37,387	27,001
		139,563	50,251	189,814	152,307
Foreign exchange variation	(557,430)	(139,357)	(50,169)	(189,526)	(143,421)
Leasing	23,528	5,882	2,118	8,000	7,805
Derivative transactions	(106,440)	(26,610)	(9,580)	(36,190)	(38,912)
Goodwill	(80,257)	(20,064)	(7,223)	(27,287)	(23,334)
		(180,149)	(64,854)	(245,003)	(197,862)
Total deferred taxes		(40,586)	(14,603)	(55,189)	(45,555)
Current assets				12,522	12,695
Non-current assets				177,292	139,612
Non-current liabilities				(245,003)	(197,862)

	Consolidated
	09/30/10				06/30/10
	Basis	IRPJ 25%	CSSL 9%	Total	Total
Provisions for court judgments and other interim differences	963,246	240,812	86,692	327,504	335,321
Tax losses	1,005,914	251,479	-	251,479	205,608
Social contribution negative basis	1,018,412	-	91,657	91,657	75,126
		492,291	178,349	670,640	616,055
Foreign exchange variation	(650,771)	(162,693)	(58,569)	(221,262)	(174,020)
Leasing	23,528	5,882	2,118	8,000	7,805
Derivative transactions	(106,440)	(26,610)	(9,580)	(36,190)	(38,912)
Advanced depreciation	(5,064)	(1,266)	-	(1,266)	-
Goodwill	(514,052)	(128,513)	(46,265)	(174,778)	(136,167)
		(313,200)	(112,296)	(425,496)	(341,294)
Total deferred taxes		179,091	66,053	245,144	274,761
Current assets				94,512	94,581
Non-current assets				576,128	521,474
Non-current liabilities				(425,496)	(341,294)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

12.	Income and Social Contribution Taxes (Continued)

Deferred income and social contribution tax on accumulated loss must be realized within 10 years, according to the Company's and its subsidiaries' expected profitability shown in financial projections prepared by management.

The Company expects to realize non-current tax credits and debts in the course of the following years:

	Assets
	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
13 to 24 months	10,463	10,636	97,029	97,840
25 to 36 months	16,251	16,424	111,833	97,479
37 to 48 months	16,182	16,355	82,810	76,804
49 to 84 months	84,212	81,098	181,199	188,452
85 to 120 months	50,184	15,099	103,257	60,899
	177,292	139,612	576,128	521,474

	Liabilities
	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
13 to 24 months	21,772	17,453	28,119	23,573
25 to 36 months	21,772	17,453	28,119	23,573
37 to 48 months	21,772	17,453	28,119	23,573
49 to 84 months	65,315	52,359	161,034	123,495
85 to 120 months	114,372	93,144	180,105	147,080
	245,003	197,862	425,496	341,294

Tax credit recovery estimates were based on taxable profit projections, taking into consideration several financial and business assumptions on the balance sheet preparation date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

13.	Loans and Financing

	Financial charges (1)		Parent company		Consolidated			Guarantees (2)
Description	Index	Annual average interest rate	09/30/10	06/30/10	09/30/10	06/30/10	Final maturity date	09/30/10	06/30/10
Senior Notes Due 2014	Dollar (US)	Interest of 9.5%	-	-	601,107	653,653	August/2014	-	-

Senior Notes Due 2017	Dollar (US)	Interest of 7.0%	-	-	685,454	741,477	February/2017	-	-

BNDES (3)	URTJLP	Interest of 3.0%	-	-	1,342,879	1,336,207	October/2025 January/22 March/21 July/19 April/17	Credit rights arising from the electric sale agreement	Credit rights arising from the electric sale agreement

Bank credit note	CDI	Interest of 0.6%	-	-	61,804	60,146	December/2011	Conditional sale	Conditional sale

ACC	Dollar (US)	Interest of 1.3%	382,618	184,184	382,618	184,184	March/2011	-	-

Perpetual notes	Dollar (US)	Interest of 8.3%	771,376	820,229	771,375	820,229	-	-	-

Resolution 2471 Rural credit	IGP-M Pre-fixed Pre-fixed	Interest of 3.9% Interest of 3.0% Interest of 6.7%	103,718 121 30,156	102,920 121 -	639,877 121 89,352	625,082 121 -	December/2020 October/2025 -	National Treasury Certificates and land mortgage Sugar pledge	National Treasury Certificates and land mortgage -

Pre-payments	Dollar (US) + Libor	Interest of 6.3%	426,197	453,166	845,838	899,110	September/2014	-	-

Credit note	125,0% CDI Dollar (US)	- Interest of 6.2%	314,829 173,950	304,849 182,089	314,829 173,950	304,849 182,089	October/2012	-	-

Finame	Pre-fixed URTJLP Dollar (US)	Interest of 4.9% Interest of 4.1% Interest of 7.44%	77,191 17,543 -	45,069 19,044 -	373,660 83,278 65	253,531 89,374 77	January/2022 March/2018 November/2012	Conditional sale of financed assets	Conditional sale of financed assets

Other	Sundry	Sundry	-	-	38,505	73,194	Sundry	Mortgage, inventories and conditional sale of financed assets	Mortgage, inventories and conditional sale of financed assets
Expenses with placement of notes			(12,906)	(15,582)	(35,303)	(40,335)		-	-
			2,284,793	2,096,089	6,369,409	6,182,988
Current			(671,878)	(465,333)	(1,058,598)	(860,304)
Non-current			1,612,915	1,630,756	5,310,811	5,322,684
(1)	Financial charges as of September 30, 2010, except as indicated otherwise;
(2)	All loans and financings are secured by promissory notes and sureties posted by the Company, its subsidiaries and controlling shareholders, in addition to the collateral described above; and
(3)
These correspond to funds secured by direct and indirect subsidiaries, Cosan S.A. Bioenergia, Barra Bioenergia S.A. and Cosan Centroeste S.A. Açúcar e Álcool, for the purpose of financing cogeneration and greenfield projects.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

13.	Loans and Financing (Continued)

Noncurrent loans, net of transaction costs amortization, have the following scheduled maturities:

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
13 to 24 months	376,578	347,528	767,459	667,403
25 to 36 months	349,365	358,718	656,742	657,849
37 to 48 months	16,752	7,921	904,978	767,603
49 to 60 months	4,721	5,005	179,491	379,000
61 to 72 months	109	8	163,865	150,325
73 to 84 months	8	8	838,970	870,053
85 to 96 months	18,396	18,013	219,290	178,415
As from 97 months	846,986	893,555	1,580,016	1,652,036
	1,612,915	1,630,756	5,310,811	5,322,684

Senior Notes due in 2014

On August 4, 2009, the indirect subsidiary CCL Finance Limited issued US$350,000 of Senior Notes in the international capital markets according to Regulations S and 144A that bear interest at a rate of 9.5% per annum, payable semi-annually in February and August of each year, from February 2010.

Senior Notes due in 2017

On January 26, 2007, wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

Credit Notes

The credit notes are equivalent to loans to expand the export activities, which funds, as of October 29 and November 11, 2009, totaled R$174,470 (equivalent to US$100,000 thousand) and R$300,000, respectively, subject to annual interest of 6.25% plus US foreign exchange variation and 125% of the CDI rate, respectively.

Such transactions will be settled through exports to be performed over 2012.

Advances on Foreign Exchange Agreements (ACC)

The advances on foreign exchange agreements, the funds of which, between March and September 2010, totaled R$399,246, equivalent to US$225,000 thousand, were entered into with a number of financial institutions to be settled up to April 2011. These transactions are subject to annual interest between 0.95% and 2.15% plus US foreign exchange variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

13.	Loans and Financing (Continued)

Perpetual Notes

On January, 24 and February 10, 2006, the Company issued Perpetual Notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual Notes are secured by the Company and Cosan Açúcar e Álcool.

Resolution No 2,471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. As of September 30, 2010, these certificates are classified under Non-current Assets, in the amount of R$34,705 (R$33,040 as of June 30, 2010), parent company and R$228,513 (R$217,550 as of June 30, 2010), consolidated and are adjusted based on the IGP-M rate, plus interest rate of 12%. As of the debt settlement date, the redemption value of these certificates is equivalent to the renegotiated debt value. The interest related to these loans are paid annually and the principal amounts fall due in 2020, parent company and 2025, consolidated.

Pre-payments

During the year ended March 31, 2010, the Company and its subsidiary Cosan Alimentos S.A. funded R$924.327, the equivalent to US$530,000 thousand as advances for future sugar exports to the settled in 2012 and 2014.  Exchange rate variation and annual interests based on the Libor rate, plus 6.2% spread p.a. are levied over these advances.

FINAME

This refers to loans associated with the financing of machinery and equipment (FINAME – Financiamento de Máquinas e Equipamentos) obtained from several financial institutions. These loans are intended to fund capital expenditures. These loans bear interest at rates that vary between 4.1% to 7.44% per annum, payable monthly, and are secured by statutory liens on the purchased assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
Tax	49,136	40,823	411,838	403,538
Civil	12,494	12,003	81,143	79,765
Labor	29,588	27,722	149,956	141,650
	91,218	80,548	642,937	624,953
Judicial deposits	(8,455)	(6,085)	(173,640)	(168,870)
	82,763	74,463	469,297	456,083

During the quarter and six-month period ended September 30, 2010 and 2009, provision for judicial demands was as follows:

	Parent company
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Opening balances	74,463	239,900	71,556	236,633
Creation (reversals), net and others	7,799	(1,587)	10,837	(2,006)
Monetary adjustment	501	1,465	370	5,151
	82,763	239,778	82,763	239,778

	Consolidated
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Opening balances	456,083	1,135,460	444,421	1,105,899
Creation (reversals), net and others	(636)	(2,302)	8,054	(1,771)
Monetary adjustment	13,850	10,219	16,822	22,918
Addition due to acquisition, net of settlement	-	-	-	16,331
	469,297	1,143,377	469,297	1,143,377

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business.

Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands (Continued)

Judicial demands deemed as probable loss

a)  Tax claims

The main tax judicial demands at September 30, 2010 and June 30, 2010, are as follows:

	Parent company		Consolidated
Description	09/30/10	06/30/10	09/30/10	06/30/10
IPI	6,430	6,345	8,331	8,442
IPC – 89 (i)	-	-	88,266	87,772
Finsocial offsets (ii)	-	-	178,139	175,339
ICMS credits	24,953	16,937	77,753	66,979
PIS and COFINS	4,438	4,352	21,795	21,467
IRPJ and CSLL	809	797	2,062	797
Other	12,506	12,392	35,492	42,742
	49,136	40,823	411,838	403,538

(i) In 1993 subsidiary Cosan CL filed a suit to challenge the balance sheet restatement index (IPC) established by the federal government in 1989, which index did not reflect the actual inflation back then. The use of this index caused the Company to supposedly overstate and overpay the IRPJ and CSLL. Cosan CL obtained a favorable preliminary order that allowed it to recalculate the balance sheet restatement, now using indexes that accurately measured the inflation over the relevant period. In doing so the company rectified the amounts of IRPJ and CSLL payable. Identified overpayments for both taxes were offset in subsequent years until 1997, when the balance was zeroed. Despite the favorable court rulings, tax authorities issued a notice of infringement to the Company challenging all tax offsets performed in 1993 and some offsets in 1994 and 1997. Given the contingent nature of this tax offsetting, associated amounts were also recorded as a provision for court rulings and have been restated against the variation of the SELIC rate.

(ii) From September through December 1994, subsidiary Conan CL offset COFINS and several other taxes with previously paid amounts of FINSOCIAL. This offsetting was backed in a preliminary order issued by a court of competent jurisdiction in a suit brought to challenge the constitutionality of FINSOCIAL.

In 1995 Cosan CL was declared exempt from COFINS levies. Thus, the company understood that past offsets of COFINS against FINSOCIAL were not in order and in 2003, based on another favorable court ruling relative to FINSOCIAL, concluded that FINSOCIAL credits previously offset against CONFINS were once again available to be offset against other tax liabilities. The Company then offset these credits against IRPJ, CSLL, CIDE, PIS, COFINS and IRRF resulting from its operations. Once again, because of the contingent nature of this procedure the Company recorded the full offset amount as a provision for court rulings until the Federal Revenue Service ratified this offsetting.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands (Continued)

Judicial demands deemed as probable loss (Continued)

a)  Tax claims (Continued)

In 2008 the Federal Revenue Service dismissed the offsetting performed on the ground that Cosan CL had already used the tax credits to offset COFINS back in 1994. In view of this understanding, the management of the Company decided to challenge the administrative decisions, which is pending judgment at the Taxpayers' Council. The amount recorded as provision for court ruling has been restated against the SELIC rate.

b)  Civil and labor claims

The Company and its subsidiaries are parties to a number of civil claims related to (i) indemnity for physical and moral damages; (ii) public civil claims for avoidance of sugarcane burn; and (iii) environmental executions.

The Company and its subsidiaries are also parties to a number of labor claims filed by former employees and service providers challenging, among other factors, the payment of additional hours, night shift Premium and risk Premium, employment inclusion, reimbursement of discounts from payroll, such as social contribution, trade union charges, among others.

Judicial demands deemed as possible loss

a)  Tax claims

The main tax claims, the unfavorable outcome of which is deemed possible and, therefore, no provision for legal claims was recorded in the quarterly information, are as follows:

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
Notice of infringement – Income tax withheld at source (i)	187,735	185,062	189,285	186,597
ICMS – State VAT (ii)	103,235	42,579	468,075	337,704
IPI – Federal VAT (iii)	10,780	10,681	267,320	265,310
Offsets against IPI credits – IN 67/98 (iv)	-	-	179,258	165,549
PIS and COFINS	12,441	12,246	146,976	145,142
Civil and labor	100,326	77,983	601,834	502,407
Others	34,121	42,571	134,574	137,841
	448,638	371,122	1,987,322	1,740,550

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands (Continued)

Judicial demands deemed as possible loss (Continued)

a)  Tax claims (Continued)

(i)  Tax assessment – withholding income tax

In September 2006 the Federal Revenue Service served another notice of infringement on the Company, this time for failure to withhold and pay income tax at source on capital gains derived from the acquisition of a subsidiary company. This notice of infringement led to an administrative proceeding which is deemed a likely loss in the opinion of the Company's legal counsels, the amount of which was not recorded as a provision in the Company's quarterly financial information.

(ii)  ICMS – State VAT

Refers mainly to (i) Tax Assessment filed in view of the alleged lack of payment of ICMS and non-compliance with accessory obligation, in connection with the agribusiness partnership and manufacturing upon demand, with Central Paulista Açúcar e Álcool Ltda., between May to December 2006 and May to December 2007; and (ii) ICMS levied on the remittances of crystallized sugar for export purposes. In accordance with the tax agent, such product is classified as semi-finished product and that, in accordance with the ICMS regulation, would be subject to taxation and (iii) ICMS levied on possible differences in terms of sugar and alcohol inventories, arising from magnetic tax files and Inventory Registry Books.

(iii) IPI – Federal VAT

SRF Normative Instruction n° 67/98 approved the procedure adopted by the industrial establishments which performed remittances without registries and payment of the IPI rate, as regards to the sugarcane transactions (demerara), high-quality crystal, special crystal, extra special crystal and refined sugar, carried out between July 6, 1995 and November 16, 1997 and with refined sugar (amorphe) between January 14, 1992 and November 16, 1997. Such rule was considered in the respective proceedings filed by the Federal Revenue Secretariat, the unfavorable outcome of which is deemed as possible, in accordance with the opinion of the Company’s legal advisors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands (Continued)

Judicial demands deemed as possible loss (Continued)

a)  Tax claims (Continued)

(iv) Offsets against IPI credits – IN 67/98

SRF Normative Instruction No. 67/98 made it possible to obtain refund of IPI tax payments for sales of refined amorphous sugar from January 14, 1992 through November 16, 1997. In view of this rule, Cosan Açúcar and Álcool applied for offsetting amounts paid during the relevant periods against other tax liabilities of its own. However, the Federal Revenue Service denied its application for both reimbursement and offsetting of such amounts. Cosan Açúcar and Álcool challenged this ruling in an administrative proceeding.

Upon being notified to pay tax debts resulting from offset transactions in light of certain changes introduced by IN SRF No. 210/02, subsidiary Cosan Açúcar and Álcool filed a writ of mandamus and applied for a preliminary injunction seeking to stay enforceability of offset taxes, in an attempt to prevent the tax authorities from demanding the relevant tax debts in court. The preliminary injunction was granted by the competent court. The Company’s legal advisor, responsible for such proceeding, considered the related unfavorable outcome as probable.

The amount offset, duly restated as of September 30, 2010, is R$165.814 (R$164.261 as of June 30, 2010). Similarly, the subsidiary Cosan Alimentos S.A. filed the same claim before the Brazilian Federal Revenue Secretariat, which amount offset and updated, up to September 30, 2010, amounts to R$12,141 (R$12,032 as of June 30, 2010). In view of the opinion of its legal counsels, the management of the Company has seen fit not to establish an accounting provision for the amounts involved in this lawsuit.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

14.	Provision for Judicial Demands (Continued)

Judicial demands deemed as possible loss (Continued)

b) Civil and labor claims

The main civil and labor claims, the unfavorable outcome of which is deemed possible and, therefore, no provision for legal claims was recognized in the quarterly information, and which nature of such claims is similar to those accrued, as mentioned above, are as follows:

	Parent company		Consolidated
	09/30/10	06/30/10	09/30/10	06/30/10
Civil	48,977	31,303	309,848	209,043
Labor	51,349	46,680	291,986	293,364
	100,326	77,983	601,834	502,407

15.	Accounts Receivable from the Federal Government

On February 28, 2007, subsidiary Cosan Açúcar e Álcool recognized gain of R$318,358, corresponding to a lawsuit filed against federal government claiming indemnification for damages since prices of its products, at the time the sector was subject to government control, were imposed not observing the prevailing reality of the sector created by government control itself. A final decision in favor of the subsidiary was handed down. The gain was recorded in the statement of operations for the year, the contra entry being to noncurrent assets of the Company, in receivables from federal government.

The Company awaits a final ruling on the manner of payment. This payment will be effected in the form of court-mandated government bonds which, once issued, will be settled within 10 years.

As of September 30, 2010, the assets reported relative to the suit for loss and damages and related provision for attorney's fees amounted to R$339,232 and R$40,708 (R$336,273 and R$40,353 as of March 2010), respectively.

Subsidiary Cosan Açúcar e Álcool has other claims for damages of this nature filed against the Federal Government, which are not recognized in accounting since these still represent contingent assets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

16.	Shareholders’ equity

a)  Capital stock

The Board of Directors’ Meeting held on July 29, 2010 approved a capital increase in the amount of R$1 through the issuance of 60 shares due to the exercise of 100 subscription warrants. On the same date, the Board of Directors' Meeting approved a capital increase in the amount of R$2,749 under the "Company's Stock Option Plan", upon the issuance of 449,819 new non-par registered book-entry common shares, based on the exercise of such option by the eligible executive officers, at the issuance price of R$6.11 per share. Due to the issuance of new shares, the Company's capital stock increased to R$4,690,575, represented by 407,010,196 non-par registered book-entry common shares.

On August 31, 2010, a new capital increase was made, in the amount of R$560, through the issuance of 91,657 new non-par registered book-entry common shares under the “Company’s Stock Option Plan”, based on the exercise of such option by the eligible executive officers, at the issuance price of R$6.11 per share, under the terms of such option plan. Due to the issuance of new shares, the Company's capital stock increased to R$4,691,135, represented by 407,101,853 non-par registered book-entry common shares.

As of September 30, 2010, the Company’s capital stock was represented by 407,101,853  (406,560,317 shares as of June 30, 2010) non-par registered book-entry common shares . The authorized capital stock may be increased up to the limit of R$5,000,000 with no need of an amendment to the Company’s Bylaws, upon a decision of the Board of Directors.

b)  Dividends

The Annual Shareholders’ Meeting held on July 30, 2010 approved the distribution of dividends in the amount of R$200,000 relating to the prior year, of which R$83,431 exceeded the minimum mandatory dividend accounted for in this quarter. As of September 30, 2010 the dividends paid totaled R$192,964.

c)  Treasury shares

As of September 30, 2010, the Company kept in treasury 343,139 non-par registered book-entry common shares, and the market value at that date was R$25.14 per share.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

17.	Management compensation

Directors and executive officers are paid through pro-labore. The amounts related to such compensation are recorded in the statement of income for the three-month period and six-month period ended September 30, 2010, in the amount of R$3,777 e R$4,919 (R$2,414 and R$3,725 as of september 30, 2009), repectively, under General and administrative expenses.

18.	Financial, net

	Company
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Financial expenses
Interest	(66,842)	(70,098)	(133,641)	(163,212)
Monetary variation	(2,100)	(16,461)	(4,921)	(16,128)
Bank expenses	(153)	(48)	(199)	(196)
	(69,095)	(86,607)	(138,761)	(179,536)
Financial income
Interest	5,632	9,733	13,405	15,811
Monetary variation	698	(666)	1,593	(754)
Income from money market investments	995	8,906	3,246	13,105
Other	9	49	19	304
	7,334	18,022	18,263	28,466
Net effect on exchange variation
Gain on exchange variation	153,161	165,632	131,197	493,603
	153,161	165,632	131,197	493,603
Net effect of derivatives (2)
Commodity derivatives	134,106	(204,230)	124,783	(312,693)
Exchange and interest derivatives	6,673	150,812	(7,140)	357,098
	140,779	(53,418)	117,643	44,405
	232,179	43,629	128,342	386,938

	Consolidated
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Financial expenses
Interest	(144,857)	(125,810)	(292,300)	(258,954)
Monetary variation	(15,232)	(19,684)	(32,885)	(24,648)
Bank expenses	(759)	(536)	(1,407)	(1,440)
	(160,848)	(146,030)	(326,592)	(285,042)
Financial income
Interest	12,040	24,087	36,578	43,856
Monetary variation	7,261	1,141	15,386	3,280
Income from money market investments	18,287	16,959	36,253	27,571
Other	151	(869)	362	(298)
	37,739	41,318	88,579	74,409
Net effect on exchange variation
Gain on exchange variation	187,745	200,216	155,519	578,753
	187,745	200,216	155,519	578,753
Net effect of derivatives (1)
Commodity derivatives	(17,177)	(244,997)	(3,800)	(370,093)
Exchange and interest derivatives	32,704	228,382	27,117	514,295
	15,527	(16,615)	23,317	144,202
	80,163	78,889	(59,177)	512,322

(1) Includes realized and unrealized income from transactions in futures markets, and with options, swaps and NDFs.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

19.	Other operating income (expenses), net

	Company
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Capital gains from disposal of equity interests, net of losses	-	-	-	3,052
Internal costs for raising funds	(18,758)	-	(18,758)	-
Reversal (recognition) of provision for judicial demands	(10,371)	2,089	(13,859)	1,497
Other income (expenses), net	(5,413)	1,080	(6,542)	2,235
	(34,542)	3,169	(39,159)	6,784

	Consolidated
	07/01/10 to 09/30/10	07/01/09 to 09/30/09	04/01/10 to 09/30/10	04/01/09 to 09/30/09
Capital gains from disposal of equity interests, net of losses	-	-	-	93,097
Capital loss from business combination	-	-	-	(28,138)
Net gain from reduction in equity interest percentage (note 8)	202,755	-	202,755	-
Recognition of provision for judicial demands	(23,632)	(492)	(34,288)	(3,382)
Other income, net	4,820	3,012	13,147	13,427
	183,943	2,520	181,614	75,004

20.	Financial instruments

a)   Risk management

The main market risks the Company and its subsidiaries are exposed include, among others: (i) volatility of the sugar prices, (ii) volatility of ethanol prices, and (iii) volatility of the exchange rate. The engagement of financial instruments for hedge purposes is carried out based on the analysis of the risk exposures that management intends to assume.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments

a)   Risk management (continued)

As of September 30, 2010 and June 30, 2010, the fair values related to the transactions with derivative financial instruments for hedge or other purposes were stated at fair value based on the prices exercised in the active markets or cash flows discounted based on the market curves and were presented as follows:

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

b)   Price risk

Price risk results from the variation of the market prices of the products sold by the Company, mainly sugar #11 and #5 or white sugar. These price variations may significantly affect the Company's sales revenues. In order to mitigate this risk, the Company continuously monitors the market transactions, in order to determine in advance the price variations. The table below shows the consolidated derivative financial instruments transactions to cover the commodities price risk:

Price risk: outstanding commodities derivatives as of September 30, 2010
Derivatives	Long/Short	Market	Agreement	Maturity	Notional	Fair Value
					(R$ thousand)	(R$ thousand)
Composition of derivatives balances designated in hedge accounting
Futures	Short	NY BOT	#11	March 01, 2011	283,897	15,908
Futures	Short	NY BOT	#11	May 01, 2011	39,124	(8,237)
Futures	Short	NY BOT	#11	July 01, 2011	136,609	(29,946)
Futures	Short	NY BOT	#11	October 01, 2011	139,815	(24,472)
Swap	Short	OTC	#11	March 01, 2011	51,229	(15,130)
					650,674	(61,877)
Composition of derivatives balances not designated in hedge accounting
Swap	Short	LIFFE	White Sugar	December 01, 2010	4,175	(6)
Subtotal of futures of Sugar Sold					4,175	(6)
Futures	Long	NY BOT	#11	May 01, 2011	(10,097)	2,384
Futures	Long	NY BOT	#11	March 01, 2012	(51,038)	5,329
Subtotal of futures of Sugar Purchased					(61,134)	7,713
Futures	Long	NY MEX	HO	October 29, 2010	(4,129)	4,372
Subtotal of futures of HO					(4,129)	4,372
Futures	Short	BMFBovespa	Hydrated Ethanol	January 31, 2011	943,500	1
Subtotal of futures of Hydrated Ethanol					943,500	1
Call	Short	NYBOT/OTC	#11	March 01, 2011	5,119	(6,227)
Call	Short	NYBOT	#11	March 01, 2011	764	(1,167)
Call	Short	NYBOT	#11	March 01, 2011	271	(372)
Call	Short	NYBOT/OTC	#11	October 01, 2011	2,899	(2,694)
Call	Short	NYBOT/OTC	#11	October 01, 2011	4,049	(3,214)
Subtotal of Short Call					13,102	(13,674)
Put	Long	NYBOT/OTC	#11	October 01, 2011	2,842	3,000
Put	Long	NYBOT/OTC	#11	October 01, 2011	3,923	4,508
Subtotal of Long Put					6,765	7,508
Total Commodities					1,552,952	(55,962)

The fair value of these derivatives was measured through observable factors, such as prices of active markets.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

c)  Exchange rate risk

Foreign exchange risk results from the possible variations on foreign exchange rates adopted by the Company as regards to its revenues from exports, imports, debt flows and other assets and liabilities denominated in foreign currency. The Company adopts derivative transactions to manage the cash flow risks resulting from the export revenues denominated in US dollars, net of the other cash flows also denominated in foreign currency. The table below shows the outstanding consolidated positions, as of September 30, 2010, of the derivatives adopted to hedge the foreign exchange risks:

Price risk: outstanding foreign exchange derivatives as of September 30, 2010
Derivatives	Long/Short	Market	Agreement	Screen	Notional	Fair Value
					(R$ thousand)	(R$ thousand)
Composition of derivatives balances designated in hedge accounting
Forward	Short	OTC/Cetip	NDF	October 29, 2010	147,454	21,716
Forward	Short	OTC/Cetip	NDF	December 01, 2010	95,625	9,807
Forward	Short	OTC/Cetip	NDF	January 03, 2011	89,460	11,480
Forward	Short	OTC/Cetip	NDF	April 01, 2011	185,275	8,597
Forward	Short	OTC/Cetip	NDF	May 31, 2011	141,281	15,156
Forward	Short	OTC/Cetip	NDF	July 01, 2011	99,300	8,544
Forward	Short	OTC/Cetip	NDF	August 01, 2011	103,750	11,926
Forward	Short	OTC/Cetip	NDF	October 03, 2011	261,360	25,960
Subtotal of Short Forward					1,123,505	113,186
Composition of derivatives balances not designated in hedge accounting
Futures	Short	BMFBovespa	Commercial U.S. dollar	October 01, 2010	47,742	295
Futures	Short	BMFBovespa	Commercial U.S. dollar	November 01, 2010	15,004	112
Subtotal of Short Futures					62,746	407
Futures	Long	BMFBovespa	Commercial U.S. dollar	October 01, 2010	(47,504)	(66)
Futures	Long	BMFBovespa	Commercial U.S. dollar	November 01, 2010	(517,074)	(3,531)
Subtotal of Long Futures					(564,578)	(3,597)
Forward	Long	OTC/Cetip	NDF (Offshore)	October 04, 2010	5,952	(270)
Subtotal of Long Forward					5,952	(270)
Put Onshore	Long	BMFBovespa	Commercial U.S. dollar	January 03, 2011	875,000	29,465
Put Offshore	Long	OTC	Commercial U.S. dollar	February 11, 2011	42,782	2,105
Put Offshore	Long	OTC	Commercial U.S. dollar	February 11, 2011	16,720	1,494
Subtotal of Long Put					934,502	33,064
Put Offshore	Short	BMFBovespa	Commercial U.S. dollar	January 03, 2011	850,000	(14,001)
Subtotal of Short Put					850,000	(14,001)
Total foreign exchange for exposure					2,412,126	128,789
Swap	Long	OTC/Cetip	U.S. dollar/DI		322,023	19,613
Swap	Short	OTC/Cetip	U.S. dollar/DI		(322,023)	(19,613)
Total foreign exchange					2,412,126	128,789

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

c)  Exchange rate risk (continued)

As of September 30, 2010 and June 30, 2010, the Company and its subsidiaries presented the following net exposure to the US exchange rate variation over assets and liabilities denominated in US dollars:

	Consolidated
	09/30/10		06/30/10
	R$	US$ (in thousands)	R$	US$ (in thousands)
Amounts pending foreign exchange closing	5,182	3,059	44,868	24,906
Overnight	23,936	14,128	50,900	28,254
Trade notes receivable – foreign	189,195	111,672	127,370	70,702
Senior notes due in 2014	(601,107)	(354,803)	(653,653)	(362,838)
Senior notes due in 2017	(685,454)	(404,589)	(741,477)	(411,589)
Perpetual bonus	(771,375)	(455,303)	(820,229)	(455,303)
Other foreign currency-denominated loans	(556,568)	(328,514)	(366,273)	(203,316)
Prepayments	(845,838)	(499,255)	(899,110)	(499,090)
Restricted cash	75,950	44,829	51,274	28,462
Foreign exchange exposure, net	(3,166,079)	(1,868,776)	(3,206,330)	(1,779,812)

d)   Hedge accounting effects

The Company determined its hedge accounting transactions for derivative financial instruments allocated to hedge the cash flows from VHP sugar export revenues, considering: (i) hedge classification; (ii) purpose and strategy to manage the Company’s risk in connection with the adoption of the hedge transactions; (iii) identification of the financial instrument; (iv) purpose or covered transaction; (v) nature of the risk to be covered; (vi) description of the coverage relationship; (vii) description of the relationship between the hedge and the coverage purpose; and (viii) prospective and retrospective hedge effectiveness.  The Company allocated the derivative financial instruments of Sugar#11 (NYBOT or OTC) to cover the price risks and Non-Deliverable Forward (NDF) to cover the foreign exchange risks, as referred to in items (b) and (c) of this note.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

d)   Hedge accounting effects (continued)

The Company recorded the gains and losses considered as effective for hedge accounting purposes in a specific account in shareholder’s equity, until the time the hedged item affects the net income for the year; in this case, the gain or loss of each instrument must be recorded in the net income for the year under the same account of the hedged item (in this case, sales revenues). As of September 30, 2010, the effects recorded in shareholders' equity and estimated realizable net income are as follows:

During the period, the statement of income was not affected due to the transactions which were not allocated for hedge accounting purposes. In addition, the Company recorded gain of R$385 and R$175 referring to the ineffective hedge accounting amounts for the quarter and the six-month period ended September 30, 2010, respectively.

Book value adjustment	07/01/10 to	04/01/10 to
Cash Flow Hedge	09/30/10	09/30/10

Balance at the beginning of period	30,239	-
Gains and losses occurred during the period
Future agreements and commodities swapContratos de futuros e swap de commodities	(304,443)	(292,861)
Forwards exchange agreement (NDF)	91,892	109,567
Adjustments of reclassification of losses / gains included in the statement of income for the period (sales revenues)	(16,857)	(15,875)
Total effect on the Book Value Adjustment resulting from the cash flow hedge (before deferred income and social contribution taxes)	(199,169)	(199,169)
Effect of deferred income and social contribution taxes to the Book Value Adjustment	67,712	67,712
	(131,457)	(131,457)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

e)  Interest rate risk

The Company monitors fluctuations of the several interest rates to which its assets and liabilities are pegged, mainly those subject to Libor risk, and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. As of September 30, 2010, the Company had US$250,000 thousand (US$300,000 thousand as of June 30, 2010) hedged under swap agreement traded in over-the-counter market, whose market value is evaluated negatively at R$2,969 (the negative amount of R$1,495 as of June 30, 2010).

Price riks: interest derivatives outstanding as of 09/30/10
Derivative	Purchased/ Sold	Market	Agreement	Number of Agreements	Average Price	Notional		Fair Value
Swap	Purchased	OTC/Cetip	Fix/Libor 3 Month	1	1.199%/Libor 3 Month	83.333	144.108	(990)
Swap	Purchased	OTC/Cetip	Fix/Libor 3 Month	1	1.199%/Libor 3 Month	166.667	288.217	(1.979)
						250.000	432.325	(2.969)

f)  Credit risk

A significant portion of sales made by the Company and its subsidiaries is for a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains.

Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks and obtaining actual warranties on given credit, when applicable. Management believes that the risk of credit is substantially covered by the allowance for doubtful accounts

The Company carries out commodity derivative transactions in the futures and options markets at the stock exchanges of New York (NYBOT) and London (LIFFE), as well as in the over-the-counter market with selected counterparts. The Company carries out foreign exchange derivative transactions at BM&F Bovespa and over-the-counter agreements registered with CETIP with Goldman Sachs & Co, Banco Barclays S.A., BNP Paribas Commodity Futures Ltd., Newedge LLC, Macquarie Bank Ltd., ADM Investors Services International Limited (Hencorp), Prudential Bache Commodities LLC, Natixis Commodity Markets Ltd., Espirito Santo Investment do Brasil S.A., Deutsche Bank S.A. – Banco Alemão, Banco Bradesco S.A., Banco JP Morgan S.A., Banco Standard de Investimentos S.A., Banco Morgan Stanley Witter S.A. and Banco BTG Pactual S.A.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

f)  Credit risk (continued)

Guarantee margins – The derivative transactions carried out in stock exchanges (NYBOT, LIFFE and BM&FBovespa) require an initial margin for guarantee purposes. The brokers with which the Company trades at such stock exchanges offer credit limits to these margins. As of September 30, 2010, the total credit limit considered for initial margin is R$58,097 (R$54,827 as of June 30, 2010). In order to trade at BM&FBovespa, the Company counted with, as of September 30, 2010, R$57,007 (R$96.043 as of June 30, 2010) through the Settlement Guarantee provided by a first-class bank. The Company’s derivative transactions in the over-the-counter market do not require guarantee margin.

g)  Debt acceleration risk

As of September 30, 2010, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations.

h) Market values

As of September 30, 2010 the market values of cash and cash equivalents, trade accounts receivable and trade accounts payable approximate thee amounts recorded to the consolidated quarterly information due to their short-term nature.

The fair value of the Senior Notes maturing in 2014 and 2017, as described in Note 13, according to their market value, is 117.25% and 108.25%, respectively, of their face value as of September 30, 2010.

The fair value of Perpetual Notes as described in Note 13, according to its market value, was 101.5% of its face value as of September 30, 2010.

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the quarterly information considering that such instruments are subject to variable interest rates.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

20.	Financial instruments (Continued)

i)  Sensitivity analysis

Pursuant to CVM Rule Nº 475 issued on December 17, 2008, following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company:

Assumptions for sensitivity analysis

For the analysis, the Company adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the Company’s  financial instruments. The probable scenario was defined based on the futures sugar and US dollar market curves as of October 30, 2010, the same which determines the fair value of the derivatives at that date. Possible and remote scenarios were defined based on adverse impacts of 25% and 50% over the sugar and dollar price curves, which served as basis for the probable scenario.

Sensitivity exhibit

Following is the sensitivity exhibit on the change in the fair value of the Company’s financial derivatives:

		Effects on net income (*)
	Risk factor	Probable scenario	Possible scenario (25%)	Remote scenario (50%)
Price risk
Commodity derivatives
Futures agreements:
Sale Commitments	Increase in sugar price	(61,883)	(80,393)	(186,143)
Purchase Commitments	Decrease in sugar price	7,713	(13,320)	(23,479)
Purchase Commitments	Decrease in heating oil price	4,372	(8,530)	(15,269)
Sale Commitments	Increase in hydrated ethanol	1	(238)	(475)
Options agreements:
Call options sold	Increase in sugar price	(13,674)	(8,196)	(26,995)
Put options sold	Increase in sugar price	7,508	(5,848)	(6,934)

Exchange rate risk
Exchange rate derivatives
Futures agreements:
Sale Commitments	R / US exchange rate appreciation	407	(15,586)	(31,166)
Purchase Commitments	R / US exchange rate depreciation	(3,597)	(139,950)	(279,898)
Forward agreements:
Sale Commitments	R / US exchange rate appreciation	113,186	(235,990)	(471,981)
Purchase Commitments	R / US exchange rate depreciation	(270)	(1,412)	(2,835)
Options agreements:
Put option purchased	R / US exchange rate appreciation	32,794	(32,776)	(32,794)
Put option sold	R / US exchange rate depreciation	(14,001)	(183,513)	(393,806)
Interest rate risk
Interest derivatives
Swap agreements	Libor curve decline	(2,969)	(726)	(1,453)

(*) Result expected for up to 12 months as from September 30, 2010

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

21.	Insurance

As of September 30, 2010, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventory and for specific buildings, equipment, facilities and machinery.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with the Brazilian industry standards.

The scope of work of our auditors does not include the issue of an opinion on the sufficiency of the insurance coverage, which was considered by the Company's management sufficient to cover any damages.

22.	Stock option plan

The Annual and Extraordinary Shareholders’ Meeting held on August 30, 2005 approved the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued by the Company, related to 3.25% of the share capital at that time, as authorized by the Annual/Extraordinary Shareholders’ Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement.

On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company, related to 0.24% of the share capital at that time, as authorized by the Annual/Extraordinary Shareholders’ Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

On August 7, 2009, the Board of Directors approved a new distribution of stock option with no vesting period, corresponding to 165,657 common shares to be issued or purchased by the Company due to a change in the list of Company’s Officers.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

22.	Stock option plan (Continued)

Based on the fair value at the issue date, exercise price is R$6.11 (six Brazilian reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement, which was not entered into. The options become exercisable after one year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

The exercised options shall be settled only upon the issue of new common or treasury shares that the Company may have on each date.

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

As of September 30, 2010 options corresponding to 112,440 common shares were not exercised.

Until September 30, 2010, all stock option exercises were settled through the issuance of new common shares. Should the remaining options also be exercised through the issuance of new common shares, the current shareholders' interest would be reduced by 0.03% after exercising all remaining options.

As of September 30, 2010, R$1,934 relating to unrecognized compensation cost relating to stock options  shall be recognized over approximately 12 moths (R$2,450 as of June 30, 2010, with an approximate term of 18 months).

23.	Pension plan

The subsidiary Cosan CL sponsors Previd Exxon - Sociedade de Previdência Privada, a closed-ended supplementary pension entity set up on December 23,  1980 mainly engaged in the supplementation of benefits within certain limits set in its formation deeds, to which all employees of the sponsor and their beneficiaries are entitled as social security insured workers.

 Actuarial liability related to Previd Exxon was determined as set forth in NPC 26 issued by IBRACON and is recorded under non-current liabilities, as of September 30, 2010, in the amount of R$57,774 (R$59,774 as of June 30, 2010).

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

23.	Pension plan (Continued)

As of the quarter and six-month period ended September 30, 2010 the contributions to Previd Exxon – Sociedade de Previdência Privada totaled R$692 and R$2,360, respectively.

24.	Information per segment (consolidated)

a)  Information per segment

The information per segment is based on the information used by Cosan’s management to evaluate the performance of the operating segments and take the decisions related to the investment of the financial resources. The Company has three segments: (i) sugar and ethanol (products resulting from the “CAA” activities; (ii) distribution of fuel and lubricants (activities performed by “CCL”); and (iii) logistics (operations performed by the indirect subsidiary “RUMO”). Each segment is administered individually in order to facilitate the serving of clients from different segments. The operating assets related to these segments are located solely in Brazil.

Below is a description of the Company’s operating segments.

The CAA segment’s main activities are the production and sale of a number of sugarcane byproducts, including the VHP sugar, ethanol, fuel, anhydride and hydrated ethanol. This segment also includes the activities related to the co-generation of power as from the sugarcane bagasse.

The CCL segment includes the distribution and sale of fuel and lubricants, mainly through the Esso chain located throughout Brazil, as well as convenience stores.

The RUMO segment includes the provision of logistics services involving transportation, warehousing and sugar port lifting to both the CAA segment and third parties.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

24.	Information per segment (consolidated) (Continued)

a)  Information per segment (Continued)

The information selected from the statement of income and assets per segment, which information was measured in accordance with the same accounting practices adopted in the preparation of the consolidated quarterly information, is as follows:

	September 30, 2010
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated
Balance sheet:
Property, plant and equipment	4,983,323	358,631	536,446	-	5,878,400
Intangible assets	1,436,482	1,421,625	73,668	-	2,931,775
Financial debt, net	(4,742,018)	(493,232)	82,721	-	(5,152,529)
Other assets and liabilities, net	3,698,432	616,440	29,338	(2,407,801)	1,936,409

Total assets (net of liabilities) allocated per segment (1)	5,376,219	1,903,464	722,173	(2,407,801)	5,594,055

	June 30, 2010
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated
Balance sheet:
Property, plant and equipment	5,076,676	345,172	414,191	-	5,836,039
Intangible assets	1,441,150	1,406,421	73,668	-	2,921,239
Financial debt, net	(4,359,675)	(402,847)	(148,002)	-	(4,910,524)
Other assets and liabilities, net	3,009,415	533,577	(43,911)	(2,157,185)	1,341,896

Total assets (net of liabilities) allocated per segment (1)	5,167,566	1,882,323	295,946	(2,157,185)	5,188,650

(1)  Composed of captions Shareholders' equity and Minority interest.

	07/01/10 to 09/30/10
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated

Statement of income for the period (three months):
Net operating revenue	1,758,491	3,017,004	144,574	(203,982)	4,716,087
Gross profit	479,375	205,546	44,335	(792)	728,464
Sales, general and administrative expenses	(271,651)	(131,409)	(6,860)	7,803	(402,117)
Financial results (2)	207,724	74,137	37,475	7,011	326,347
Other operating income (expenses), net	174,071	15,364	1,520	(7,012)	183,943
Other selected information:				(7,011)
Additions to property plant and equipment and intangible assets	238,473	33,376	127,142	-	398,910
Depreciation and amortization	270,867	10,674	4,886	-	286,427

(2)  Composed of Gross Profits less sales, general and administrative expenses.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

24.	Information per segment (consolidated) (Continued)

	04/01/10 to 09/30/10
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated
Statement of income for the period (six months):
Net operating revenue	3,032,134	5,798,630	249,946	(365,001)	8,715,709
Gross profit	742,908	411,395	77,263	3,461	1,235,027
Sales, general and administrative expenses	(464,795)	(264,894)	(14,895)	7,052	(737,532)
Financial results (2)	278,113	146,501	62,368	10,513	497,495
Other operating income (expenses), net	171,791	10,884	9,064	(10,126)	181,613
Other selected information:
Additions to property plant and equipment and intangible assets	700,014	48,226	251,074	-	999,314
Depreciation and amortization	440,036	26,923	8,659	-	475,618

	07/01/09 to 09/30/09
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated
Statement of income for the period (three months):
Net operating revenue	1,212,281	2,412,031	42,970	(91,946)	3,575,336
Gross profit	333,105	183,770	10,825	(3,868)	523,832
Sales, general and administrative expenses	(219,495)	(107,217)	(4,663)	3,868	(327,507)
Financial results (2)	113,610	76,553	6,162	-	196,325
Other operating income (expenses), net	1,532	739	275	(26)	2,520
Other selected information:
Additions to property plant and equipment and intangible assets	351,366	7,729	-	-	359,095
Depreciation and amortization	144,265	9,053	3,487	-	156,805

	04/01/09 to 09/30/09
	CAA	CCL	Rumo	Adjustments and exclusions	Consolidated

Statement of income for the period (six months):
Net operating revenue	2,417,490	4,856,748	82,225	(215,024)	7,141,439
Gross profit	505,035	370,745	23,710	(7,973)	891,517
Sales, general and administrative expenses	(408,319)	(217,909)	(8,106)	7,973	(626,361)
Financial results (2)	96,716	152,836	15,604	-	265,156
Other operating income (expenses), net	5,260	94,881	(25,111)	(26)	75,004
Other selected information:
Additions to property plant and equipment and intangible assets	759,748	19,258	707	-	779,713
Depreciation and amortization	301,500	17,994	7,228	-	326,722

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

24.   Information per segment (consolidated) (Continued)

b)  Sales revenue per segment

	07/01/2010 to 30/09/2010	07/01/2009 to 30/09/2009	04/01/2010 to 30/09/2010	04/01/2009 to 30/09/2009

CAA
Sugar	1,106,981	775,608	1,936,312	1,450,010
Ethanol	532,416	327,768	889,269	807,232
Cogeneration	81,454	38,600	136,826	67,900
Other	37,640	70,305	60,727	92,348
	1,758,491	1,212,281	3,032,134	2,417,490
CCL
Fuels	2,795,669	2,223,165	5,354,772	4,498,679
Lubricants	204,593	170,856	406,251	321,228
Other	16,742	18,010	37,607	36,841
	3,017,004	2,412,031	5,798,630	4,856,748
Rumo
Lifting	38,830	41,348	73,837	79,522
Freight	98,240	1,622	168,518	2,703
Other	7,504	-	7,591	-
	144,574	42,970	249,946	82,225

Adjustments and exclusions	(203,982)	(91,946)	(365,001)	(215,024)

	4,716,087	3,575,336	8,715,709	7,141,439
b)  Sales revenue per region

Over the six-month period ended September 30, 2010 and 2009, the percentage of revenue from sales per region was as follows:

	09/30/2010	09/30/2009
Brazil	60.02%	52.10%
Europe	34.84%	29.37%
Middle East and Asia	1.59%	3.04%
North America	1.15%	14.02%
Latin America (except Brazil)	0.11%	1.46%
Other	2.29%	0.01%
Total	100.00%	100.00%

c)  Main clients

CAA

Sales from this segment are relatively diluted, with only one client representing more than 10% of the sales in this segment over the six-month period ended September 30, 2010 and 2009: SUCDEN Group, with 10.6% and 23.1% of the sales, respectively.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited financial statements (Continued)
Six month periods ended September 30, 2010 and 2009
(In thousands of reais, except as otherwise specified)

24.   Information per segment (consolidated) (Continued)

CCL

Sales from this segment are highly diluted, without specific clients or economic groups representing 10% or more of the sales in this segment

RUMO

Over the six-month period ended September 30, 2010 and 2009, 56.7% and 20.1%, respectively, of the sales refer to the CAA segment. In addition, over the same period, this segment had two clients with revenues representing more than 10% of total revenues: (i) SUCDEN Group, representing 11.1% (18.4% as of September 30, 2009) and (ii) ED & F MAN Brasil S.A., representing 8.6% (14.1% as of September 30, 2009).

25.	Subsequent events

Perpetual Notes

On November 5, 2010, the subsidiary Cosan Overseas Limited issued Perpetual Notes abroad in accordance with the Regulations S, in the amount of US$300,000 thousand, which bear interest of 8.25% per year, payable quartely.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	November 12, 2010	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial Officer and Investor Relations Officer